Dreyfus Smallcap Stock Index Fund

SEMIANNUAL REPORT April 30, 2007





The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Smallcap Stock Index Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus Smallcap Stock Index Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, Dreyfus Smallcap Stock Index Fund produced a total return of 8.17%.[1] The Standard & Poor's SmallCap 600 Index (the "S&P 600 Index") produced a 8.41% return for the same period.[2,3]

Despite occasional bouts of volatility during the reporting period, the small-cap stock market generally advanced in an environment of robust corporate earnings, subdued inflation and stable interest rates. Gains were especially pronounced in the industrials, materials, information technology and energy areas. The difference in returns between the fund and the S&P 600 Index was primarily due to the fund's sampling strategy, transaction costs and fund operating expenses.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 600 Index by generally investing in a representative sample of the stocks listed in the S&P 600 Index. While the fund generally owns the vast majority of the stocks in the S&P 600 Index, some very small stocks may be excluded from the portfolio. The S&P 600 Index is composed of 600 domestic stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 600 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

What other factors influenced the fund's performance?

During the reporting period, U.S. economic growth slowed gradually, led by weakness in the housing market. In contrast to the United States, many international economies flourished during the reporting period, most notably China, Europe, Australia and New Zealand. These trends suggest that the United States may have passed the baton in driving the growth of the global economy, at least temporarily, to other countries.

In this environment, U.S. stocks posted generally favorable returns over the first few months of the reporting period, fueled by rising mergers-and-acquisitions activity, strong corporate earnings, low unemployment, stable interest rates and subdued inflation. Turmoil in Chinese equity markets and the U.S. sub-prime mortgage market in late February produced heightened volatility in the U.S. financial markets, but the decline proved to be short-lived. The small-cap market rallied strongly in late March and April, more than offsetting any previous weakness.

Some of the small-cap market's stronger gains for the reporting period were produced by stocks in the industrials sector, where machinery companies posted especially positive returns, most notably lawn and garden equipment firms. Mining equipment stocks also gained value in a strong commodities market. Other positive contributors within the industrials area included parts suppliers to the defense industry, where armor companies benefited from sales of materials used in helicopters, missile nose cones and diesel engine components as well as bullet-resistant helmets, vests and flak jackets for troops.

Gains for the S&P 600 Index were also particularly robust in the metals and mining industry within the materials sector. Steel, iron and titanium stocks posted solid gains, in part as a result of their military application but also due to increased demand for the commodities and construction materials needed to build industrial infrastructures in the world's emerging markets. For example, steel producers advanced sharply due to ongoing industry consolidation and surging demand from China and India.

A number of software companies within the information technology area benefited from increased mergers-and-acquisitions activity. Top performers included companies that help other companies improve productivity through business performance management systems. Other winners in this group included firms that offer data research to financial services and gaming software companies.

Energy stocks ranked among the stronger contributors to the S&P 600 Index's performance during the reporting period, with particular strength among drillers benefiting from the surge in mergers-and-acquisitions activity. Companies that manufacture and supply parts to the drilling industry, including special alloys for tubular goods and sub-sea control systems, also flourished in this environment.

On the other hand, many of the S&P 600 Index's commercial banks were hindered by slowing business trends, primarily in Michigan, California and Florida, which have been hurt by lagging real estate markets. The housing slowdown and sub-prime lending issues also hurt thrifts and mortgage lenders.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 600 Index by investing in a representative sample of the stocks listed in the S&P 600 Index. While small-cap stocks may involve greater risk than larger-cap stocks, we believe that an investment in a broadly diversified small-cap index fund, such as Dreyfus Smallcap Stock Index Fund, may help investors manage the risks associated with small-cap investing by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

May 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

[3] *Standard & Poor's®," "S&P®," and "Standard & Poor's SmallCap 600 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Smallcap Stock Index Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 2.58
Ending value (after expenses)	$1,081.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 2.51
Ending value (after expenses)	$1,022.32

† *Expenses are equal to the fund's annualized expense ratio of .50%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

Common Stocks–99.9%	Shares	Value ($)
Consumer Cyclical–9.7%		
Aaron Rents	87,997 ᵃ	2,496,475
Angelica	14,000	364,560
Ashworth	9,800 ᵇ	81,242
Blue Nile	30,000 ᵃ,ᵇ	1,411,800
Brown Shoe	71,725	1,935,141
California Pizza Kitchen	28,900 ᵃ,ᵇ	965,549
Cato, Cl. A	55,100	1,190,711
CEC Entertainment	59,525 ᵇ	2,480,407
Children's Place Retail Stores	37,100 ᵇ	1,961,477
Christopher & Banks	55,375 ᵃ	958,541
CKE Restaurants	102,000	2,071,620
Cost Plus	25,000 ᵃ,ᵇ	243,750
Crocs	57,600 ᵃ,ᵇ	3,218,688
Deckers Outdoor	18,800 ᵇ	1,423,724
Dress Barn	75,100 ᵇ	1,495,241
Finish Line, Cl. A	59,500 ᵃ	784,805
Fred's	70,000 ᵃ	1,010,800
Genesco	37,100 ᵃ,ᵇ	1,880,228
Group 1 Automotive	39,500	1,619,500
Guitar Center	42,300 ᵃ,ᵇ	1,958,490
Gymboree	56,700 ᵇ	2,164,806
Haverty Furniture Cos.	43,000 ᵃ	548,680
Hibbett Sports	57,600 ᵇ	1,679,040
Hot Topic	56,400 ᵇ	636,756
IHOP	30,500 ᵃ	1,797,060
Insight Enterprises	73,800 ᵇ	1,462,716
Jack in the Box	55,600 ᵇ	3,704,072
Jo-Ann Stores	34,260 ᵃ,ᵇ	1,026,087
JoS. A. Bank Clothiers	29,900 ᵃ,ᵇ	1,155,336
K-Swiss, Cl. A	43,900 ᵃ	1,267,832
Kellwood	42,200 ᵃ	1,189,196
Landry's Restaurants	26,000	772,200
Lithia Motors, Cl. A	22,000	592,900
Longs Drug Stores	47,000 ᵃ	2,572,780
Marcus	45,100	980,023
Men's Wearhouse	85,900	3,716,893

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Monarch Casino & Resort	19,600 a,b	522,732
O'Charleys	39,000 a,b	823,290
Oxford Industries	23,200 a	1,076,944
P.F. Chang's China Bistro	38,400 a,b	1,468,800
Panera Bread, Cl. A	50,000 a,b	2,784,500
Papa John's International	43,400 b	1,332,814
PEP Boys-Manny Moe & Jack	82,500 a	1,538,625
PetMed Express	34,000 a,b	375,020
Pinnacle Entertainment	95,900 b	2,692,872
Quiksilver	183,400 a,b	2,439,220
Rare Hospitality International	53,650 a,b	1,562,288
Red Robin Gourmet Burgers	24,000 a,b	950,400
Ruth's Chris Steak House	26,800 a,b	531,980
School Specialty	31,000 a,b	1,022,380
Skechers USA, Cl. A	45,000 b	1,413,000
Sonic	121,817 a,b	2,733,573
Sonic Automotive, Cl. A	52,400	1,498,116
Stage Stores	69,100 a	1,523,655
Steak n Shake	41,078 a,b	664,231
Stein Mart	39,100 a	637,330
Stride Rite	60,500	853,050
Tractor Supply	52,900 a,b	2,737,046
Triarc Cos., Cl. B	107,200 a	1,744,144
Tuesday Morning	37,500 a	523,500
Tween Brands	54,600 a,b	2,138,136
Wolverine World Wide	94,450 a	2,699,381
Zale	75,900 a,b	2,118,369
		95,224,522
Consumer Hard Goods—3.4%		
Arctic Cat	21,300	379,140
Audiovox, Cl. A	29,700 b	427,383
Bassett Furniture Industries	12,000	169,920
Coachmen Industries	23,500	242,990
CPI	13,400	770,634
Ethan Allen Interiors	52,100 a	1,839,130
Fleetwood Enterprises	103,200 a,b	859,656

Common Stocks (continued)	Shares	Value ($)
Consumer Hard Goods (continued)		
Fossil	74,825 a,b	2,107,820
Interface, Cl. A	80,700	1,359,795
JAKKS Pacific	47,000 a,b	1,129,410
K2	84,100 b	1,269,069
Keystone Automotive Industries	27,300 a,b	907,998
La-Z-Boy	77,000 a	900,130
LKQ	70,000 a,b	1,580,600
MarineMax	24,400 a,b	483,852
Midas	21,300 a,b	465,405
Monaco Coach	43,850 a	672,221
Movado Group	33,300	1,096,236
Multimedia Games	49,400 a,b	553,280
National Presto Industries	9,900	584,991
Nautilus	46,000 a	635,260
Polaris Industries	55,000 a	2,779,150
Pool	79,630 a	3,195,552
RC2	35,000 a,b	1,395,100
Russ Berrie & Co.	13,000 b	195,390
Select Comfort	88,250 a,b	1,636,155
Shuffle Master	65,273 a,b	1,111,599
Standard Motor Products	19,100	350,103
Sturm Ruger & Co.	31,000 b	400,210
Superior Industries International	29,900 a	683,215
Winnebago Industries	48,800 a	1,564,528
WMS Industries	36,600 b	1,458,876
		33,204,798
Consumer Staples−3.5%		
Alliance One International	146,200 b	1,434,222
Casey's General Stores	82,200 a	2,067,330
Central Garden & Pet, Cl. A	114,100 a,b	1,633,912
Corn Products International	122,000	4,858,040
Delta & Pine Land	57,133	2,356,165
Flowers Foods	86,475	2,697,155
Great Atlantic & Pacific Tea	31,800 a,b	1,023,642
Hain Celestial Group	65,100 a,b	1,954,953
J & J Snack Foods	24,400 a	950,868

Common Stocks (continued)	Shares		Value ($)
Consumer Staples (continued)			
Lance	46,100		1,020,193
Libbey	13,000		242,450
Nash Finch	25,000	a	974,250
Peet's Coffee & Tea	20,400	a,b	529,176
Performance Food Group	57,600	a,b	1,800,000
Playtex Products	97,800	a,b	1,488,516
Ralcorp Holdings	41,700	a,b	2,744,277
Sanderson Farms	26,000	a	1,027,780
Spartan Stores	28,300		729,008
TreeHouse Foods	52,100	a,b	1,570,294
United Natural Foods	69,700	b	2,173,943
WD-40	32,000		1,106,560
			34,382,734
Financial—15.7%			
Acadia Realty Trust	53,700	a	1,443,456
Anchor Bancorp Wisconsin	30,000	a	807,600
Bank Mutual	88,300	a	1,041,057
BankAtlantic Bancorp, Cl. A	67,300	a	648,772
BankUnited Financial, Cl. A	59,100	a	1,279,515
Boston Private Financial Holdings	55,600	a	1,546,236
Brookline Bancorp	107,000	a	1,275,440
Cascade Bancorp	54,100	a	1,159,904
Cash America International	51,500	a	2,222,740
Central Pacific Financial	49,700	a	1,707,692
Chittenden	75,837	a	2,203,823
Colonial Properties Trust	70,000	a	3,472,700
Community Bank System	52,200		1,070,100
Corus Bankshares	55,000	a	924,550
Delphi Financial Group, Cl. A	70,575		3,013,553
Dime Community Bancshares	34,150	a	454,537
Downey Financial	30,180	a	2,020,551
East West Bancorp	100,500		4,005,930
EastGroup Properties	42,900		2,149,719
Entertainment Properties Trust	47,000	a	2,839,740
Essex Property Trust	41,200	a	5,309,032
Financial Federal	42,850	a	1,126,098
First BanCorp/Puerto Rico	139,000		1,743,060

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
First Cash Financial Services	41,800 b	960,564
First Commonwealth Financial	102,400 a	1,139,712
First Financial Bancorp	62,400	929,760
First Indiana	21,400	415,588
First Midwest Bancorp/IL	79,574	2,859,890
First Republic Bank/San Francisco, CA	47,950	2,594,095
FirstFed Financial	28,800 a,b	1,770,624
Flagstar Bancorp	51,000 a	601,800
Franklin Bank/Houston, TX	38,100 a,b	594,360
Fremont General	108,000 a	815,400
Frontier Financial	62,400 a	1,550,640
Glacier Bancorp	86,150 a	1,850,502
Hanmi Financial	68,900	1,130,649
Hilb, Rogal & Hobbs	56,300 a	2,446,235
Independent Bank/MI	34,915 a	576,097
Infinity Property & Casualty	30,400	1,413,904
Inland Real Estate	103,100 a	1,875,389
Investment Technology Group	72,100 b	2,728,264
Irwin Financial	30,200	484,106
Kilroy Realty	49,800	3,781,314
Kite Realty Group Trust	42,900	858,000
LaBranche & Co.	69,400 a,b	564,916
LandAmerica Financial Group	27,600 a	2,217,660
Lexington Realty Trust	118,200 a	2,469,198
LTC Properties	34,700 a	869,929
MAF Bancorp	45,300	1,818,795
Medical Properties Trust	78,000 a	1,110,720
Mid-America Apartment Communities	40,100 a	2,163,395
Nara Bancorp	36,800 a	607,568
National Retail Properties	108,600 a	2,600,970
Parkway Properties/Md	26,000 a	1,378,000
Philadelphia Consolidated Holding	98,100 b	4,257,540
Piper Jaffray Cos.	28,500 b	1,818,585
Portfolio Recovery Associates	26,000 a	1,446,900
Presidential Life	35,900	682,459
PrivateBancorp	30,700 a	1,007,881
ProAssurance	55,900 b	3,009,656

Common Stocks (continued)	Shares		Value ($)
Financial (continued)			
Prosperity Bancshares	56,000		1,942,640
Provident Bankshares	53,824	a	1,724,521
PS Business Parks	25,800		1,777,620
Rewards Network	40,400	a,b	159,984
RLI	34,000	a	1,893,460
Safety Insurance Group	28,000	a	1,121,680
Selective Insurance Group	94,800	a	2,472,384
Senior Housing Properties Trust	122,000	a	2,785,260
South Financial Group	111,800		2,530,034
Sovran Self Storage	35,800	a	1,978,308
Sterling Bancorp/NY	27,600	a	477,756
Sterling Bancshares/TX	123,000	a	1,405,890
Sterling Financial/WA	83,335		2,456,716
Stewart Information Services	28,900		1,162,358
Susquehanna Bancshares	84,500		1,882,660
SWS Group	48,556		1,261,970
Tanger Factory Outlet Centers	45,000	a	1,824,300
TradeStation Group	30,300	b	369,054
Triad Guaranty	19,000	a,b	839,990
Trustco Bank NY	121,944	a	1,118,226
UCBH Holdings	157,200	a	2,823,312
Umpqua Holdings	95,100	a	2,371,794
United Bankshares	59,000	a	1,976,500
United Community Banks/GA	58,800	a	1,738,128
United Fire & Casualty	31,800		1,168,650
Whitney Holding	109,270		3,362,238
Wilshire Bancorp	32,400	a	445,824
Wintrust Financial	37,800	a	1,624,644
World Acceptance	31,900	a,b	1,369,467
Zenith National Insurance	60,200	a	2,784,250
			153,716,488
Health Care—12.8%			
Allscripts Healthcare Solutions	78,000	a,b	2,063,100
Alpharma, Cl. A	65,600	a	1,594,080
Amedisys	44,466	a,b	1,394,009
American Medical Systems Holdings	107,800	a,b	1,911,294
AMERIGROUP	89,100	a,b	2,506,383

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
AmSurg	52,300	b	1,200,285
Analogic	22,400	a	1,373,120
ArQule	50,000	b	439,000
ArthroCare	45,700	b	1,885,582
BIOLASE Technology	37,000	a,b	240,500
Biosite	24,000	b	2,220,000
Bradley Pharmaceuticals	26,700	a,b	524,121
Cambrex	46,900		1,137,794
Centene	72,700	b	1,512,887
Chattem	30,800	a,b	1,759,912
Chemed	44,498	a	2,238,249
CONMED	45,500	b	1,379,560
Cooper Cos.	71,500		3,653,650
Cyberonics	28,700	a,b	627,382
Datascope	22,800		844,740
Digene	36,500	b	1,673,525
DJO	37,900	a,b	1,480,374
Enzo Biochem	55,117	a,b	926,517
Genesis HealthCare	30,800	b	1,971,200
Gentiva Health Services	50,700	a,b	949,104
Greatbatch	38,600	b	1,120,558
Haemonetics/Mass	46,100	a,b	2,205,424
HealthExtras	42,400	a,b	1,312,280
Healthways	59,900	a,b	2,540,958
Hologic	83,800	a,b	4,822,690
Hooper Holmes	84,400	b	371,360
ICU Medical	27,400	b	1,143,950
IDEX	86,200		4,522,914
IDEXX Laboratories	52,300	b	4,715,891
Immucor	114,300	a,b	3,729,609
Integra LifeSciences Holdings	31,900	a,b	1,453,683
Invacare	51,600	a	961,824
inVentiv Health	52,900	a,b	2,007,555
Kendle International	20,300	b	691,824
Kensey Nash	16,700	a,b	429,524
LCA-Vision	35,900	a	1,506,723
Mannatech	25,800	a	398,868

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Matria Healthcare	35,000	a,b	1,014,300
Mentor	74,100	a	2,883,231
Meridian Bioscience	35,000	a	1,040,550
Merit Medical Systems	42,500	b	490,025
MGI Pharma	126,200	a,b	2,778,924
NBTY	92,200	a,b	4,555,602
Noven Pharmaceuticals	41,200	a,b	964,492
Odyssey HealthCare	54,950	a,b	733,033
Option Care	38,900		531,374
Osteotech	27,600	b	209,760
Owens & Minor	65,100	a	2,301,285
Palomar Medical Technologies	29,800	a,b	1,220,012
PAREXEL International	46,800	a,b	1,838,304
Pediatrix Medical Group	80,600	a,b	4,598,230
PharmaNet Development Group	38,100	a,b	1,039,749
PolyMedica	36,300	a	1,467,972
Possis Medical	30,000	b	388,200
PSS World Medical	109,500	b	2,200,950
Regeneron Pharmaceuticals	95,600	a,b	2,600,320
RehabCare Group	27,100	b	443,898
Respironics	122,000	b	4,972,720
Savient Pharmaceuticals	77,100	b	886,650
Sciele Pharma	50,700	a,b	1,253,304
Sierra Health Services	91,000	b	3,769,220
Sunrise Senior Living	68,100	b	2,607,549
SurModics	31,400	a,b	1,275,782
Symmetry Medical	51,100	a,b	868,189
Theragenics	58,500	b	352,170
USANA Health Sciences	18,000	a,b	717,120
VIASYS Healthcare	51,300	a,b	1,642,626
ViroPharma	121,600	a,b	1,833,728
Vital Signs	16,500		941,490
			125,862,762
Industrial−18.4%			
A.O. Smith	39,750	a	1,514,475
AAR	61,250	b	1,870,575
ABM Industries	78,500	a	2,208,990

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Acuity Brands	71,300	4,215,256
Administaff	38,400 a	1,274,496
Albany International, Cl. A	46,200 a	1,769,460
AMN Healthcare Services	48,700 a,b	1,185,845
Apogee Enterprises	51,600 a	1,242,528
Applied Industrial Technologies	67,425 a	1,811,710
Arkansas Best	49,000 a	1,930,600
Armor Holdings	46,000 a,b	3,289,000
Astec Industries	28,100 b	1,143,670
ASV	23,700 a,b	359,766
Baldor Electric	69,233	2,727,088
Barnes Group	62,800 a	1,526,040
Belden CDT	69,712	3,895,506
Bowne & Co.	45,600	760,608
Briggs & Stratton	83,100 a	2,465,577
Bright Horizons Family Solutions	39,900 b	1,540,938
Bristow Group	41,100 a,b	1,545,360
Building Materials Holding	56,600 a	821,832
C & D Technologies	23,000 a,b	115,690
Cascade	18,400 a	1,140,248
CDI	25,400	752,348
Central Parking	29,010 a	649,244
Ceradyne	40,400 a,b	2,377,540
Champion Enterprises	122,199 a,b	1,256,206
CLARCOR	83,500	2,633,590
Consolidated Graphics	17,900 b	1,346,975
Cross Country Healthcare	37,100 b	730,499
Cubic	31,000	624,030
Curtiss-Wright	70,000 a	3,016,300
Drew Industries	28,000 a,b	805,560
EDO	23,900 a	657,250
EGL	47,500 b	1,884,800
EMCOR Group	56,100 a,b	3,516,909
EnPro Industries	41,000 a,b	1,544,060
Esterline Technologies	41,800 a,b	1,744,314
Forward Air	48,550 a	1,481,260
Frontier Airlines Holdings	39,400 a,b	233,248

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
G & K Services, Cl. A	37,000	a	1,291,300
Gardner Denver	79,500	b	3,005,100
GenCorp	88,000	a,b	1,172,160
Griffon	44,300	a,b	1,062,757
Headwaters	64,000	a,b	1,386,880
Healthcare Services Group	43,200	a	1,209,600
Heartland Express	95,474	a	1,645,017
Heidrick & Struggles International	34,400	b	1,622,992
Hub Group, Cl. A	65,800	b	2,368,800
Insituform Technologies, Cl. A	42,100	a,b	858,840
Intevac	24,400	a,b	593,164
John H. Harland	45,600		2,398,560
Kaman	43,100		1,068,880
Kansas City Southern	124,000	a,b	4,606,600
Kaydon	45,100	a	2,143,603
Kirby	88,500	a,b	3,345,300
Knight Transportation	84,350	a	1,642,295
Labor Ready	79,250	a,b	1,719,725
Landstar System	89,100	a	4,304,421
Lawson Products	13,300		475,475
Lennox International	99,400		3,360,714
Lindsay	17,000		519,350
Lufkin Industries	25,200		1,567,944
M/I Homes	17,200	a	511,356
Magnetek	31,600	b	143,780
Manitowoc	104,750		7,147,092
Meritage Homes	32,300	a,b	1,124,363
Mesa Air Group	65,000	a,b	439,400
Mobile Mini	53,200	b	1,594,404
Moog, Cl. A	67,975	b	2,890,297
NCI Building Systems	32,900	a,b	1,644,013
Old Dominion Freight Line	45,100	a,b	1,333,156
On Assignment	21,600	b	241,488
Radiant Systems	35,200	a,b	473,792
Regal-Beloit	49,000	a	2,259,880
Robbins & Myers	32,400	a	1,245,132
Shaw Group	131,800	b	4,274,274

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Simpson Manufacturing	57,000	a	1,833,690
Skyline	17,500		574,875
SkyWest	114,200		3,107,382
Spectrum Brands	44,400	a,b	309,024
Spherion	119,800	b	1,024,290
Standard Register	18,000		224,280
Standard-Pacific	100,300	a	2,091,255
Standex International	24,200	a	662,112
Teledyne Technologies	55,600	b	2,452,516
Tetra Tech	96,256	a,b	2,004,050
Texas Industries	42,500	a	3,237,225
Toro	63,600	a	3,195,900
Triumph Group	29,000		1,763,490
UniFirst	25,400	a	1,068,832
Universal Technical Institute	31,000	a,b	777,170
URS	85,300	b	3,727,610
Valmont Industries	27,200		1,710,336
Viad	32,600	a	1,331,384
Volt Information Sciences	28,200	a,b	720,792
Wabash National	47,700	a	742,212
Waste Connections	110,175	a,b	3,434,155
Watsco	40,400	a	2,148,068
Watson Wyatt Worldwide, Cl. A	75,300		3,548,889
Watts Water Technologies, Cl. A	44,300	a	1,794,150
Woodward Governor	50,900		2,511,915
			180,296,897
Information—4.1%			
4Kids Entertainment	17,000	b	276,590
Arbitron	44,700		2,202,816
Bankrate	17,000	a,b	686,290
Blue Coat Systems	29,000	a,b	1,016,740
CACI International, Cl. A	49,500	a,b	2,263,635
CIBER	70,900	a,b	577,835
Daktronics	45,900	a	1,045,602
eFunds	73,800	a,b	2,059,020
FactSet Research Systems	65,600		4,035,056
Gevity HR	39,200	a	731,080

Common Stocks (continued)	Shares		Value ($)
Information (continued)			
InfoSpace	51,400	a,b	1,318,924
j2 Global Communications	88,900	b	2,556,764
Keane	65,800	a,b	922,516
Kronos/MA	51,550	b	2,813,084
Live Nation	108,100	a,b	2,193,349
ManTech International, Cl. A	36,600	b	1,122,888
MAXIMUS	31,700		1,107,598
MIVA	14,500	b	62,350
Napster	65,000	a,b	263,900
Paxar	67,325	b	2,020,423
Pre-Paid Legal Services	11,600	a,b	661,780
Radio One, Cl. D	110,400	a,b	779,424
Stamps.com	33,000	b	465,630
StarTek	16,500	a	158,565
Sykes Enterprises	47,400	b	875,004
TALX	49,650	a	1,712,428
United Online	109,500	a	1,580,085
Vertrue	15,800	b	747,656
WebEx Communications	67,900	b	3,852,646
			40,109,678
Materials—7.0%			
A.M. Castle & Co.	15,300	a	518,670
AMCOL International	31,700	a	761,751
AptarGroup	56,600	a	4,145,950
Arch Chemicals	42,800		1,293,416
Brady, Cl. A	79,000		2,595,940
Brush Engineered Materials	32,000	a,b	1,536,640
Buckeye Technologies	67,600	b	856,492
Caraustar Industries	46,100	b	328,232
Carpenter Technology	44,100		5,352,417
Century Aluminum	33,400	a,b	1,580,154
Chaparral Steel	75,400	a	5,315,700
Chesapeake	36,800	a	543,168
Cleveland-Cliffs	67,200	a	4,656,288
Deltic Timber	15,800	a	789,210
Georgia Gulf	64,600	a	1,031,662
Gibraltar Industries	44,300	a	987,890

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
H.B. Fuller	98,100 [a]	2,508,417
Lydall	27,300 [b]	396,942
Massey Energy	131,500 [a]	3,541,295
Material Sciences	29,000 [b]	270,280
Mueller Industries	64,100	2,102,480
Myers Industries	43,909 [a]	985,757
Neenah Paper	22,000	840,400
OM Group	52,100 [b]	2,736,813
Omnova Solutions	63,400 [b]	333,484
Penford	15,500	303,490
PolyOne	173,300 [a,b]	1,136,848
Pope & Talbot	22,400 [a,b]	166,432
Quaker Chemical	18,000	411,480
Quanex	65,975 [a]	2,838,904
Rock-Tenn, Cl. A	51,300 [a]	1,962,738
Rogers	26,000 [a,b]	1,178,840
RTI International Metals	35,900 [a,b]	3,384,293
Ryerson	40,400 [a]	1,662,056
Schulman (A.)	41,100	951,876
Schweitzer-Mauduit International	32,600	894,870
Steel Technologies	19,200	574,848
Tredegar	48,500 [a]	1,133,445
Tronox, Cl. B	69,000	957,030
United Stationers	51,100 [a,b]	3,041,472
Universal Forest Products	32,600	1,514,596
Wausau Paper	79,500	1,070,070
		69,192,736
Oil & Gas Producers—5.7%		
Atwood Oceanics	44,100 [a,b]	2,773,890
Cabot Oil & Gas	161,400	5,878,188
CARBO Ceramics	27,400 [a]	1,190,530
Dril-Quip	39,800 [b]	2,009,900
Helix Energy Solutions Group	153,163 [b]	5,860,016
Hornbeck Offshore Services	34,700 [a,b]	1,097,561
Hydril	29,600 [b]	2,865,872
Lone Star Technologies	49,700 [a,b]	3,300,577
Oceaneering International	92,000 [b]	4,373,680

Common Stocks (continued)	Shares		Value ($)
Oil & Gas Producers (continued)			
Penn Virginia	29,000	a	2,321,450
Petroleum Development	26,600	a,b	1,383,200
SEACOR Holdings	36,850	a,b	3,511,068
St. Mary Land & Exploration	102,100		3,738,902
Stone Energy	42,500	b	1,259,275
Swift Energy	50,800	b	2,065,020
Tetra Technologies	117,250	b	3,105,953
Unit	77,900	b	4,451,985
W-H Energy Services	48,500	b	2,624,335
World Fuel Services	46,400	a	2,144,144
			55,955,546
Technology—14.2%			
Actel	48,300	b	707,112
Adaptec	187,300	a,b	722,978
Advanced Energy Industries	62,600	b	1,533,700
Aeroflex	120,300	a,b	1,689,012
Agilysys	54,100	a	1,137,723
Anixter International	54,300	a,b	3,887,880
ANSYS	63,100	a,b	3,230,720
Applied Signal Technology	21,300		355,071
Arris Group	168,700	b	2,500,134
ATMI	60,100	a,b	1,858,893
Avid Technology	69,020	a,b	2,294,915
Axcelis Technologies	157,800	b	1,207,170
Bel Fuse, Cl. B	24,700	a	874,380
Bell Microproducts	44,000	b	299,200
Benchmark Electronics	112,500	a,b	2,382,750
Black Box	28,300	a	1,031,252
Blackbaud	74,100	a	1,636,128
Brooks Automation	120,348	a,b	2,102,480
C-COR	55,000	b	677,600
Cabot Microelectronics	43,500	a,b	1,398,090
Captaris	48,800	b	294,752
Catapult Communications	18,100	b	178,828
Checkpoint Systems	64,400	b	1,416,156
Cognex	74,100	a	1,596,855
Coherent	53,300	a,b	1,673,087

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
Cohu	43,000	a	884,940
Coinstar	51,100	a,b	1,588,699
Comtech Telecommunications	38,400	a,b	1,453,440
Concur Technologies	36,000	a,b	639,720
CTS	58,700		767,796
Cymer	63,100	a,b	2,556,181
Dendrite International	72,200	b	1,147,980
Digi International	46,100	a,b	587,775
Diodes	31,500	a,b	1,162,980
Dionex	31,650	a,b	2,183,850
Ditech Networks	54,400	b	473,280
DSP Group	48,600	a,b	897,642
Electro Scientific Industries	46,600	a,b	959,960
Epicor Software	95,800	a,b	1,389,100
EPIQ Systems	30,000	b	708,900
Exar	66,200	b	892,376
FEI	39,000	a,b	1,450,800
FLIR Systems	110,400	a,b	4,470,096
Gerber Scientific	31,400	b	314,314
Global Imaging Systems	83,100	b	2,400,759
Harmonic	114,400	a,b	946,088
Hutchinson Technology	38,100	a,b	723,900
Informatica	143,000	a,b	2,104,960
Input/Output	113,100	a,b	1,582,269
Inter-Tel	42,700		1,076,894
Itron	48,600	a,b	3,272,724
JDA Software Group	49,300	b	877,540
Keithley Instruments	27,100		325,200
Komag	50,200	a,b	1,381,002
Kopin	111,900	b	379,341
Kulicke & Soffa Industries	92,200	b	920,156
Littelfuse	38,800	b	1,556,268
LoJack	28,900	a,b	531,760
Manhattan Associates	46,700	b	1,350,564
Mercury Computer Systems	25,200	b	341,964
Methode Electronics	71,100		1,072,188
Micros Systems	67,500	b	3,699,000

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Microsemi	116,500 a,b	2,692,315
MKS Instruments	56,000 a,b	1,509,200
MTS Systems	34,200	1,453,842
Neoware	29,000 a,b	343,360
NETGEAR	48,100 a,b	1,616,641
Network Equipment Technologies	20,000 b	215,000
Newport	74,000 b	1,161,060
Novatel Wireless	42,000 a,b	763,980
Park Electrochemical	40,250	1,108,888
PC-Tel	30,000 b	299,700
Pericom Semiconductor	39,400 b	394,394
Phoenix Technologies	27,900 b	200,322
Photon Dynamics	32,300 a,b	388,246
Photronics	68,700 b	1,033,935
Planar Systems	44,800 b	337,344
Plexus	81,300 a,b	1,704,048
Progress Software	71,900 b	2,166,347
Quality Systems	30,600 a,b	1,238,382
Radisys	35,200 b	533,632
Rudolph Technologies	38,000 a,b	656,260
ScanSource	43,100 a,b	1,237,832
Secure Computing	102,100 a,b	827,010
Skyworks Solutions	254,800 a,b	1,755,572
Sonic Solutions	49,000 a,b	638,470
SPSS	34,700 a,b	1,272,102
Standard Microsystems	34,400 a,b	1,102,864
Supertex	24,400 a,b	799,100
Symmetricom	71,750 b	586,197
Synaptics	35,000 b	1,048,600
Take-Two Interactive Software	106,200 a,b	2,035,854
Technitrol	66,100 a	1,773,463
THQ	102,825 a,b	3,431,270
Tollgrade Communications	24,300 b	290,385
Trimble Navigation	189,700 b	5,440,596
Ultratech	34,000 b	470,900
Varian Semiconductor Equipment Associates	89,000 a,b	5,906,040

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Veeco Instruments	48,500 a,b	886,580
ViaSat	37,000 a,b	1,269,100
Vicor	34,000	364,480
Websense	82,900 b	2,048,459
X-Rite	43,100 a	539,181
		139,300,223
Telecommunication Services−.3%		
Brightpoint	70,040 a,b	931,532
CT Communications	35,600	868,996
General Communication, Cl. A	73,800 a,b	1,050,174
		2,850,702
Utilities−5.1%		
Allete	47,000	2,275,270
American States Water	22,650 a	807,246
Atmos Energy	151,200 a	4,796,064
Avista	86,200	2,033,458
Cascade Natural Gas	20,000	520,000
Central Vermont Public Service	19,000	611,800
CH Energy Group	22,200	1,065,156
Cleco	94,500 a	2,651,670
El Paso Electric	76,100 b	2,009,040
Energen	118,100	6,619,505
Laclede Group	37,700	1,183,403
New Jersey Resources	48,400 a	2,599,080
Northwest Natural Gas	45,300 a	2,301,693
Piedmont Natural Gas	114,600 a	3,024,294
South Jersey Industries	48,100 a	1,888,887
Southern Union	164,472	5,009,817
Southwest Gas	68,600	2,599,254
UGI	177,200	5,025,392
UIL Holdings	40,066 a	1,368,254
UniSource Energy	53,400	2,051,094
		50,440,377
Total Common Stocks		
(cost $717,929,898)		**980,537,463**

Short-Term Investments–.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.85%, 7/5/07 (cost $247,811)	250,000 c	**247,855**

Other Investment–.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $236,000)	236,000 d	**236,000**

Investment of Cash Collateral for Securities Loaned–30.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $303,223,055)	303,223,055 d	**303,223,055**

Total Investments (cost $1,021,636,764)	**130.8%**	**1,284,244,373**
Liabilities, Less Cash and Receivables	**(30.8%)**	**(302,199,403)**
Net Assets	**100.0%**	**982,044,970**

a   All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on loan is $296,481,152 and the total market value of the collateral held by the fund is $313,348,941, consisting of cash collateral of $303,223,055 and U.S. Government and agency securities valued at $10,125,886.

b   Non-income producing security.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Short-Term/Money Market Investments	30.9	Oil & Gas Producers	5.7
		Utilities	5.1
Industrial	18.4	Information	4.1
Financial	15.7	Consumer Staples	3.5
Technology	14.2	Consumer Hard Goods	3.4
Health Care	12.8	Telecommunication Services	.3
Consumer Cyclical	9.7		
Materials	7.0		**130.8**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 4/30/2007 ($)
Financial Futures Long				
Russell 2000 E-Mini	22	1,801,580	June 2007	**(8,920)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $296,481,152)–Note 1(b):		
Unaffiliated issuers	718,177,709	980,785,318
Affiliated issuers	303,459,055	303,459,055
Cash		1,363,036
Receivable for shares of Common Stock subscribed		1,095,299
Dividends and interest receivable		514,815
		1,287,217,523
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		404,380
Liability for securities on loan–Note 1(b)		303,223,055
Payable for shares of Common Stock redeemed		1,503,032
Payable for futures variation margin–Note 4		35,200
Interest payable–Note 2		6,886
		305,172,553
Net Assets ($)		**982,044,970**
Composition of Net Assets ($):		
Paid-in capital		698,661,097
Accumulated undistributed investment–net		1,241,418
Accumulated net realized gain (loss) on investments		19,543,766
Accumulated net unrealized appreciation (depreciation) on investments [including ($8,920) net unrealized (depreciation) on financial futures]		262,598,689
Net Assets ($)		**982,044,970**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		39,639,140
Net Asset Value, offering and redemption price per share–Note 3(c) ($)		**24.77**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Dividends (net of $1,858 foreign taxes withheld at source):	
Unaffiliated issuers	4,326,323
Affiliated issuers	72,821
Interest	11,062
Income from securities lending	339,504
Total Income	**4,749,710**
Expenses:	
Management fee–Note 3(a)	1,163,054
Shareholder servicing costs–Note 3(b)	1,163,054
Loan commitment fees–Note 2	10,392
Interest expense–Note 2	6,886
Total Expenses	**2,343,386**
Investment Income–Net	**2,406,324**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	28,213,694
Net realized gain (loss) on financial futures	114,807
Net Realized Gain (Loss)	**28,328,501**
Net unrealized appreciation (depreciation) on investments [including ($420) net unrealized depreciation on financial futures]	42,485,539
Net Realized and Unrealized Gain (Loss) on Investments	**70,814,040**
Net Increase in Net Assets Resulting from Operations	**73,220,364**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Operations ($):		
Investment income—net	2,406,324	4,381,921
Net realized gain (loss) on investments	28,328,501	33,102,638
Net unrealized appreciation (depreciation) on investments	42,485,539	74,057,383
Net Increase (Decrease) in Net Assets Resulting from Operations	**73,220,364**	**111,541,942**
Dividends to Shareholders from ($):		
Investment income—net	(4,514,957)	(3,905,126)
Net realized gain on investments	(35,870,612)	(8,853,881)
Total Dividends	**(40,385,569)**	**(12,759,007)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	180,795,654	389,973,269
Dividends reinvested	37,937,246	11,751,630
Cost of shares redeemed	(157,876,542)	(337,062,751)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**60,856,358**	**64,662,148**
Total Increase (Decrease) in Net Assets	**93,691,153**	**163,445,083**
Net Assets ($):		
Beginning of Period	888,353,817	724,908,734
End of Period	**982,044,970**	**888,353,817**
Undistributed investment income—net	1,241,418	3,350,051
Capital Share Transactions (Shares):		
Shares sold	7,479,249	16,980,377
Shares issued for dividends reinvested	1,592,440	544,126
Shares redeemed	(6,554,805)	(14,828,791)
Net Increase (Decrease) in Shares Outstanding	**2,516,884**	**2,695,712**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	23.93	21.06	18.91	16.30	12.36	12.98
Investment Operations:						
Investment income–net[a]	.06	.12	.11	.11	.06	.04
Net realized and unrealized gain (loss) on investments	1.85	3.11	2.68	2.55	3.95	(.53)
Total from Investment Operations	1.91	3.23	2.79	2.66	4.01	(.49)
Distributions:						
Dividends from investment income–net	(.12)	(.11)	(.10)	(.05)	(.04)	(.04)
Dividends from net realized gain on investments	(.95)	(.25)	(.54)	–	(.03)	(.09)
Total Distributions	(1.07)	(.36)	(.64)	(.05)	(.07)	(.13)
Net asset value, end of period	24.77	23.93	21.06	18.91	16.30	12.36
Total Return (%)	8.17[b]	15.53	14.88	16.35	32.63	(3.92)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.25[b]	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	.26[b]	.52	.55	.67	.44	.30
Portfolio Turnover Rate	11.11[b]	25.05	13.64	15.54	13.52	12.35
Net Assets, end of period ($ x 1,000)	982,045	888,354	724,909	477,646	276,954	161,889

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Smallcap Stock Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to match the performance of the Standard & Poor's SmallCap 600 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the funds Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principal exchange.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income is determined on the basis of coupon interest accrued, adjusted for accretion of discount and amortization of premium on debt securities.

Pursuant to a securities lending agreement with Mellon Bank, N.A, an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy that at origination all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the leading transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. Accordingly, no provision for income tax is required.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax year as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal years ended October 31, 2006, were as follows: ordinary income $5,773,253 and long-term capital gains $6,985,754. The tax character of current distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2007, was approximately $240,700 with a related weighted average annualized interest rate of 5.77%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, interest, commitment fees, Shareholder Services Plan fees, fees and expenses of non-interested Board members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees). Currently, the Company and 13 other funds (comprised of 41 portfolios) in the Dreyfus Family of Funds pay each Board member their respective allocated portion of an annual retainer of $85,000, and an attendance fee of $10,000 for each regularly scheduled Board meeting, an attendance fee of $2,000 for each separate in-person committee meeting that is not held in conjunction with a regularly scheduled Board meeting, and an attendance fee of $1,000 for each Board meeting and separate committee meetings that are conducted by telephone. The Chairman of the Board receives an additional 25% of such compensation and the Audit Committee Chairman receives an additional $15,000 per annum. The Company also reimburses each Board member for travel and out of pocket expenses in connection with attending Board or committee meetings. Subject to the Company's Emeritus Program Guidelines, Emeritus Board Members, if any, receive 50% of the Company's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, bank or other financial institution) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, the fund was charged an aggregate of $1,163,054 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities consist of: management fees $202,190 and shareholders services plan fees $202,190.

(c) A 2% redemption fee is charged and retained by the fund on certain shares redeemed within 60 days of purchase subject to exceptions described in the fund's current prospectus. During the period ended April 30, 2007, redemption fees charged and received by the fund amounted to $15,302.

(d) Pursuant to an exemptive order from SEC, the fund invests it's available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2007, amounted to $133,285,898 and $103,452,843, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2007, are set forth in the Statement of Financial Futures.

At April 30, 2007, accumulated net unrealized appreciation on investments was $262,607,609, consisting of $292,604,518 gross unrealized appreciation and $29,996,909 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked first among its Performance Group, and in the second or third quintile of its Performance Universe, for the one-, two-, three-, four-, and five-year periods ended December 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest fees and expenses of the non-interested directors and of independent counsel to the fund, and extraordinary expenses. The Board noted that the fund's total expense ratio was in the second quintile of the Expense Group and the Expense Universe (the first quintile represents the funds with the lowest fees).

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's perfromance.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus
Smallcap Stock
Index Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DISSX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0077SA0407

Dreyfus International Stock Index Fund

SEMIANNUAL REPORT April 30, 2007



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus International Stock Index Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

Heightened volatility in global stock markets has suggested that investors' appetite for risk is waning. Near the end of February 2007, a sudden and sharp decline in the Shanghai stock market shook equity markets worldwide, including the United States. The Shanghai market apparently reacted to fears that China would need to take steps to reduce the developing nation's unsustainably high growth rate by raising their short-term rates. Although most international markets subsequently rebounded by the end of April, investors remained cautious with regard to risks posed by a potential interruption of the current global economic expansion.

At the same time, the U.S. dollar has continued to decline relative to many other currencies, including the euro and British pound, making investments denominated in foreign currencies more valuable for U.S. residents. A stubborn U.S. trade deficit and higher interest rates in overseas markets have resulted in a flow of global capital away from U.S. markets and toward those with higher potential returns. As always, your financial advisor can help determine the appropriate investments for you and position your investment portfolio for exposure to these markets.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

Susan Ellison, Richard A. Brown and Karen Q. Wong,
Portfolio Managers

How did Dreyfus International Stock Index Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced a total return of 15.17%.[1] This compares with a 15.46% total return for the fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Free Index (the "MSCI EAFE Free Index" or the "Index"), during the same period.[2]

Strong global economic growth, intensifying mergers-and-acquisitions activity and favorable business dynamics helped international stock markets gain value over the reporting period. The difference in returns between the fund and the Index was primarily the result of transaction costs and operating expenses.

On a separate note, effective April 23, 2007, Richard A. Brown and Karen Q. Wong joined Ms. Ellison as co-primary portfolio managers of the fund.

What is the fund's investment approach?

The fund seeks to match the performance of the MSCI EAFE Free Index, a broadly diversified, international index composed of approximately 1,100 stocks that trade in 21 major markets outside the United States. The fund attempts to match the Index's return before fees and expenses by aligning the portfolio composition with the composition of the MSCI EAFE Free Index. The fund also invests in securities that represent the market as a whole, such as stock index futures, and manages its exposure to foreign currencies so that the fund's currency profile matches the currency makeup of the MSCI EAFE Free Index.

What other factors influenced the fund's performance?

The international equity markets posted generally strong returns during the reporting period, fueled by corporate restructuring and mergers-

and-acquisitions activities throughout much of Europe. High levels of business confidence, positive earnings announcements and favorable economic growth forecasts in most countries also supported stock prices. In fact, many analysts have suggested that, after driving the growth of the global economy for an extended time, the United States may have passed that baton, at least temporarily, to other countries.

In Europe, improving domestic economic conditions, rising exports and aggressive corporate restructuring efforts have helped bolster a number of stocks, including food producers, beverage makers, brewers and automobile manufacturers. Utilities stocks in Germany, Spain and the United Kingdom posted especially strong results in a consolidating industry and in response to greater demand for electric power across the globe. On the other hand, while Japan's domestic economy remains in a recovery phase, it has been slow to gain momentum. Tighter Japanese restrictions on cross-border transactions have resulted in fewer corporate mergers than in Europe and the United States, which has also weighed heavily on its stock market.

For the reporting period overall, the Index posted positive absolute returns in all 21 of the countries it tracks. In fact, with the exception of Japan, all countries represented in the Index achieved double-digit returns for the reporting period.

Some of the Index's better returns stemmed from its holdings in Norway, Singapore, Sweden and Denmark, which returned 32%, 31%, 30% and 29%, respectively, for the reporting period. Conversely, Japan, Spain and the United Kingdom were among the Index's laggards, with more modest returns of 5%, 13% and 13%, respectively, for the same period.

From a market sector standpoint, the capital goods, transportation, multi-industry and consumer non-durables areas ranked among the top contributors to the Index's return during the reporting period. On the other hand, the health care, energy and banking areas were among the Index's least positive performers. However, it should be noted that all three of the worst-performing sectors provided positive absolute returns, which we believe is testament to the underlying strength of the international stock markets during the reporting period.

On an individual stock basis, the Index's returns were driven higher by a wide variety of companies, including Denmark's Vestas Wind Systems, a manufacturer of wind turbines used to produce electricity; Mitsumi Electric, a Japanese electronic components distributor; Orient Overseas Limited International, a Hong Kong-based shipping firm that also has real estate interests in China and New York; and Austria's bwin Interactive Entertainment, an online gaming firm that rebounded after international industry regulations were finalized. Some of the Index's more disappointing returns stemmed from Japanese companies that provide services to the telecommunications industry. Laggards included Index Holdings, formerly known as Index Corporation, a developer of imaging software for Internet-connected mobile phones; Fujikura, a wire and cable manufacturer; and eAccess Co. Ltd., a provider of advanced software technologies.

What is the fund's current strategy?

The fund's longstanding strategy is to provide investors with a cost-effective way to gain broad exposure to developed international markets, as represented by the MSCI EAFE Free Index. As an index fund, the fund's investments are not affected by any individual's preference for one market over another or one security over another. In fact, we do not attempt to manage market volatility. Instead the fund employs a passive management approach in which all investment decisions are based on the composition of the MSCI EAFE Free Index.

May 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Free Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. The index reflects actual investable opportunities for global investors for stocks that are free of foreign ownership limits or legal restrictions at the country level.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus International Stock Index Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 3.20
Ending value (after expenses)	$1,151.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 3.01
Ending value (after expenses)	$1,021.82

† *Expenses are equal to the fund's annualized expense ratio of .60%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

Common Stocks—96.6%	Shares	Value ($)
Australia—5.9%		
ABC Learning Centres	10,259	59,774
AGL Energy	13,005	166,484
Alinta	15,309	190,881
Alumina	38,045	226,734
Amcor	29,506	182,967
AMP	59,952	536,436
Ansell	6,196	57,606
APN News & Media	8,288	41,460
Aristocrat Leisure	10,520	145,355
ASX	5,587	223,216
Australia & New Zealand Banking Group	58,486	1,489,633
AXA Asia Pacific Holdings	32,642	200,783
Babcock & Brown	7,012	173,050
BHP Billiton	111,023	2,727,019
Billabong International	4,636	63,670
BlueScope Steel	22,998	229,709
Boral	19,977	140,672
Brambles	48,294 [a]	530,205
Caltex Australia	3,724	75,136
Centro Properties Group	27,667	215,317
CFS Gandel Retail Trust (Units)	38,732	74,471
Challenger Financial Services Group	11,207	49,346
Coca-Cola Amatil	16,759	132,658
Cochlear	1,959	103,460
Coles Group	36,417	522,877
Commonwealth Bank of Australia	41,008	1,800,858
Commonwealth Property Office Fund (Units)	59,026	70,748
Computershare	14,352	124,835
CSL	5,853	425,206
CSR	26,078	79,661
DB RREEF Trust	84,659	126,838
Downer EDI	11,637	72,549
Fairfax Media	34,094	148,418
Foster's Group	62,764	333,824
Futuris	23,089	46,124
Goodman Fielder	41,157	82,217

Common Stocks (continued)	Shares	Value ($)
Australia (continued)		
GPT Group	60,496	249,252
Harvey Norman Holdings	15,620	66,827
Iluka Resources	6,938	33,610
ING Industrial Fund (Units)	33,848	68,743
Insurance Australia Group	55,780	278,107
Investa Property Group	51,510	114,475
James Hardie Industries	16,388	121,401
Leighton Holdings	4,495	130,276
Lend Lease	10,960	181,539
Lion Nathan	11,086	84,431
Macquarie Airports Management	25,551	84,644
Macquarie Bank	8,017	580,547
Macquarie Communications Infrastructure Group	8,992	49,472
Macquarie Goodman Group	43,402	256,853
Macquarie Infrastructure Group	86,565	273,079
Macquarie Office Trust (Units)	72,900	97,085
Mirvac Group	32,787	143,547
Multiplex Group	17,719	68,580
National Australia Bank	51,769	1,852,867
Newcrest Mining	10,935	211,707
OneSteel	16,063	76,477
Orica	9,710	254,587
Origin Energy	26,015	197,048
Pacific Brands	12,100	32,531
Paladin Resources	14,702 [a]	117,477
PaperlinX	11,516	37,479
Perpetual	1,401	94,351
Publishing & Broadcasting	4,423	75,470
Qantas Airways	30,377	134,512
QBE Insurance Group	26,569	682,460
Rinker Group	28,160	435,965
Rio Tinto	9,129	629,690
Santos	18,111	169,440
Sonic Healthcare	9,583	113,983
Stockland	46,093	330,711
Suncorp-Metway	30,951	552,596

Common Stocks (continued)	Shares	Value ($)
Australia (continued)		
Sydney Roads Group	21,265	25,311
Symbion Health	18,425	63,031
Tabcorp Holdings	17,105	257,696
Tattersall	31,619	135,538
Telstra	92,126	358,101
Telstra (Installment Receipts)	42,920	114,675
Toll Holdings	17,290	317,329
Transurban Group	26,266	175,993
Wesfarmers	11,744	382,696
Westfield Group	48,002	839,044
Westpac Banking	58,518	1,317,537
Woodside Petroleum	14,940	490,200
Woolworths	38,351	903,377
WorleyParsons	5,350	122,459
Zinifex	15,922	219,332
		26,474,335
Austria−.6%		
Andritz	334	86,702
Boehler-Uddeholm	1,484	146,286
bwin Interactive Entertaiment	564 [a]	24,669
Erste Bank der Oesterreichischen Sparkassen	5,746	462,826
Flughafen Wien	305	33,262
IMMOEAST	8,799 [a]	124,888
IMMOFINANZ	14,380 [a]	234,716
Mayr-Melnhof Karton	130	30,583
Meinl European Land	9,827 [a]	284,858
OMV	5,304	338,768
Raiffeisen International Bank-Holding	1,096	153,810
RHI	882 [a]	46,932
Telekom Austria	12,057	342,588
Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A	2,362	122,204
Voestalpine	2,602	176,666
Wiener Staedtische Versicherung	1,023	76,997
Wienerberger	2,111	152,980
		2,839,735

Common Stocks (continued)	Shares	Value ($)
Belgium—1.2%		
AGFA-Gevaert	3,588	87,113
Barco	320	28,911
Bekaert	369	52,625
Belgacom	4,923	217,416
Cofinimmo	216	44,297
Colruyt	510	120,607
Compagnie Maritime Belge	520	36,264
D'ieteren	77	33,674
Delhaize Group	2,320	223,630
Dexia	18,354	601,918
Euronav	590	19,897
Fortis	37,282	1,687,201
Groupe Bruxelles Lambert	2,369	287,681
InBev	5,695	446,127
KBC Groep	5,846	777,648
Mobistar	872	75,807
Omega Pharma	597	48,584
Solvay	2,042	324,637
UCB	3,406	203,458
Umicore	781	158,314
		5,475,809
China—.0%		
Foxconn International Holdings	63,000 [a]	**190,903**
Denmark—.9%		
AP Moller—Maersk	35	399,366
Bang & Olufsen, Cl. B	350	45,706
Carlsberg, Cl. B	1,021	115,005
Codan	462	44,847
Coloplast, Cl. B	770	66,847
D/S Torm	694	49,127
Danisco	1,552	125,925
Danske Bank	15,605	734,535
DSV	600	124,398
East Asiatic	420	22,039
FLSmidth and Co.	1,200	91,650
GN Store Nord	6,550 [a]	75,578

Common Stocks (continued)	Shares	Value ($)
Denmark (continued)		
H Lundbeck	1,600	38,829
Jyske Bank	1,893 a	153,246
NKT Holding	580	51,415
Novo Nordisk, Cl. B	7,680	755,354
Novozymes, Cl. B	1,546	163,097
Sydbank	2,192	123,654
Topdanmark	594 a	117,497
TrygVesta	885	75,615
Vestas Wind Systems	5,951 a	391,291
William Demant Holding	980 a	95,309
		3,860,330
Finland—1.5%		
Amer Sports, Cl. A	2,090	46,521
Cargotec, Cl. B	1,085	67,774
Elisa	4,729	138,565
Fortum	14,147	441,168
Kesko, Cl. B	2,203	153,965
Kone, Cl. B	2,409	146,532
Konecranes	1,600	58,127
Metso	3,991	220,701
Neste Oil	3,961	141,739
Nokia	130,023	3,311,196
Nokian Renkaat	2,920	90,262
OKO Bank, Cl. A	3,382	64,618
Orion, Cl. B	3,310	79,053
Outokumpu	3,240	108,997
Rautaruukki	2,600	142,218
Sampo, Cl. A	13,610	426,465
Sanoma-WSOY	1,660	49,388
Stora Enso, Cl. R	18,085	332,707
Tietoenator	2,613	83,375
UPM-Kymmene	17,015	422,162
Uponor	2,097	87,430
Wartsila, Cl. B	2,035	137,391
YIT	4,110	147,632
		6,897,986

Common Stocks (continued)	Shares	Value ($)
France–9.6%		
Accor	6,473	613,788
Air France-KLM	3,692	189,353
Air Liquide	3,845	958,922
Alcatel-Lucent	73,538	972,498
Alstom	3,541 [a]	531,584
Atos Origin	2,257 [a]	163,191
AXA	53,117	2,459,634
BNP Paribas	26,593	3,108,478
Bouygues	6,532	523,106
Business Objects	2,959 [a]	111,659
Cap Gemini	4,394	334,856
Carrefour	19,056	1,472,758
Casino Guichard Perrachon	1,422	153,527
Cie de Saint-Gobain	10,050	1,081,486
Cie Generale d'Optique Essilor International	3,055	369,401
CNP Assurances	1,666	213,612
Compagnie Generale des Etablissements Michelin, Cl. B	4,587	587,323
Credit Agricole	20,996	890,575
Dassault Systemes	1,942	115,131
France Telecom	53,807	1,585,421
Gaz de France	6,136	289,744
Gecina	406	77,107
Groupe Danone	7,545	1,247,486
Hermes International	2,062	298,493
Imerys	990	94,915
Klepierre	540	104,863
L'Oreal	9,165	1,102,199
Lafarge	4,778	780,537
Lagardere	3,892	307,648
LVMH Moet Hennessy Louis Vuitton	7,806	915,859
M6-Metropole Television	2,144	76,486
Neopost	1,071	156,119
PagesJaunes Groupe	4,274	99,335
Pernod-Ricard	2,884	616,958
Peugeot	4,898	399,669

Common Stocks (continued)	Shares	Value ($)
France (continued)		
PPR	2,060	359,689
Publicis Groupe	4,175	199,709
Renault	5,909	771,916
Safran	5,291	128,532
Sanofi-Aventis	32,332	2,977,562
Schneider Electric	7,641	1,085,248
SCOR	20,269	59,750
SCOR	3,320	97,416
Societe BIC	738	54,086
Societe Des Autoroutes Paris-Rhin-Rhone	719	70,994
Societe Generale	11,719	2,502,984
Societe Television Francaise 1	3,747	129,377
Sodexho Alliance	2,894	231,090
Suez	32,364	1,854,205
Suez-Strip VVPR	2,304 [a]	31
Technip	3,308	260,898
Thales	2,630	160,621
Thomson	7,700	149,327
Total	69,263	5,147,923
Unibail	1,426	397,868
Valeo	2,439	140,901
Vallourec	1,278	352,318
Veolia Environnement	9,111	757,245
Vinci	6,594	1,066,851
Vivendi	36,727	1,522,742
Zodiac	1,374	105,928
		43,588,932
Germany−7.5%		
Adidas	6,320	378,216
Allianz	14,053	3,197,111
Altana	2,147	159,662
BASF	15,535	1,853,638
Bayer	23,093	1,588,730
Beiersdorf	2,964	214,594
Bilfinger Berger	1,249	118,485
Celesio	2,600	186,963

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Commerzbank	19,892	997,675
Continental	4,197	586,991
DaimlerChrysler	29,110	2,378,508
Deutsche Bank	16,502	2,551,641
Deutsche Boerse	3,253	766,041
Deutsche Lufthansa	6,939	208,908
Deutsche Post	24,746	855,785
Deutsche Postbank	2,482	243,581
Deutsche Telekom	90,134	1,645,879
Douglas Holding	897	56,924
E.ON	19,779	2,977,911
Fresenius Medical Care & Co.	2,024	305,008
Heidelberger Druckmaschinen	1,652	78,527
Hochtief	1,339	141,624
Hypo Real Estate Holding	4,317	289,632
Infineon Technologies	23,975 [a]	374,970
IVG Immobilien	2,698	122,319
KarstadtQuelle	2,010 [a]	77,631
Linde	3,412	383,418
MAN	4,059	545,255
Merck	2,118	282,782
Metro	5,198	402,441
MLP	2,551	63,815
Muenchener Rueckversicherungs	6,579	1,177,017
Premiere	1,607 [a]	33,928
Puma	377	172,361
Rheinmetall	1,126	112,287
RWE	14,147	1,498,425
Salzgitter	1,250	208,124
SAP	28,213	1,366,496
Siemens	26,880	3,272,256
Solarworld	1,008	85,512
Suedzucker	1,661	34,139
ThyssenKrupp	11,507	621,728
TUI	7,020	193,814
Volkswagen	5,435	826,226

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Wincor Nixdorf	1,063	104,714
		33,741,692
Greece−.6%		
Alpha Bank	12,478	383,160
Coca-Cola Hellenic Bottling	3,429	148,628
Cosmote Mobile Communications	2,855	90,162
EFG Eurobank Ergasias	7,396	309,876
Folli-Follie	560	22,699
Hellenic Exchanges SA Holding	1,360	32,481
Hellenic Petroleum	3,140	47,653
Hellenic Technodomiki Tev	3,380	46,590
Hellenic Telecommunications Organization	10,255 [a]	296,705
Intracom Holdings	1,950 [a]	11,124
Motor Oil (Hellas) Corinth Refineries	1,145	32,847
National Bank of Greece	12,127	683,197
OPAP	7,187	273,656
Piraeus Bank	6,503	237,317
Public Power	3,248	85,640
Technical Olympic	1,000	2,252
Titan Cement	1,840	105,468
Viohalco	3,050	52,114
		2,861,569
Hong Kong−1.6%		
ASM Pacific Technology	4,500	28,538
Bank of East Asia	47,391	293,268
BOC Hong Kong Holdings	119,000	294,257
Cathay Pacific Airways	28,000	72,853
Cheung Kong Holdings	47,000	612,946
Cheung Kong Infrastructure Holdings	13,000	46,706
CLP Holdings	57,788	424,474
Esprit Holdings	33,500	409,046
Giordano International	32,000	15,547
Hang Lung Properties	69,000	205,996
Hang Seng Bank	23,800	335,642
Henderson Land Development	27,000	162,423
Hong Kong & China Gas	115,772	276,210

Common Stocks (continued)	Shares	Value ($)
Hong Kong (continued)		
Hong Kong Exchanges & Clearing	34,000	327,556
HongKong Electric Holdings	42,000	210,772
Hopewell Holdings	18,000	79,514
Hutchison Telecommunications International	44,000 [a]	90,236
Hutchison Whampoa	67,800	656,653
Hysan Development	18,000	47,985
Johnson Electric Holdings	38,900	23,625
Kerry Properties	17,000	85,530
Kingboard Chemical Holdings	17,000	79,770
Li & Fung	70,600	222,057
Link REIT	71,000	162,312
Melco International Development	21,000	41,080
MTR	43,000	105,998
New World Development	78,191	185,549
Orient Overseas International	6,300	53,525
PCCW	114,207	70,528
Shangri-La Asia	42,000	103,104
Shun TAK Holdings	36,000	50,539
Sino Land	44,664	94,567
Solomon Systech International	32,000	4,787
Sun Hung Kai Properties	42,699	501,715
Swire Pacific, Cl. A	30,000	344,254
Techtronic Industries	33,500	44,802
Television Broadcasts	8,000	53,035
Texwinca Holdings	8,000	5,718
Wharf Holdings	37,171	137,824
Wing Hang Bank	5,000	60,093
Yue Yuen Industrial Holdings	24,800	87,040
		7,108,074
Ireland−.8%		
Allied Irish Banks	28,043	853,076
Bank of Ireland	31,129	669,112
C & C Group	9,810	167,433
CRH	17,240	756,199
DCC	2,813	94,440
Depfa Bank	10,697	199,273

Common Stocks (continued)	Shares	Value ($)
Ireland (continued)		
Elan	13,524 [a]	188,814
Grafton Group (Units)	7,437 [a]	111,088
Greencore Group	4,695	29,475
IAWS Group	3,962	98,788
Independent News & Media	15,907	74,896
Kerry Group, Cl. A	4,123	125,257
Kingspan Group	4,361	123,897
Paddy Power	1,369	38,245
Ryanair Holdings	4,000 [a]	33,136
Total Produce	6,620 [a]	6,957
		3,570,086
Italy—3.8%		
Alleanza Assicurazioni	15,722	221,840
Arnoldo Mondadori Editore	3,398	37,563
Assicurazioni Generali	30,479	1,411,360
Autogrill	3,846	76,895
Autostrade	9,211	305,343
Banca Monte dei Paschi di Siena	34,465	234,381
Banca Popolare di Milano	13,567	230,297
Banco Popolare di Verona e Novara	12,037	404,445
Benetton Group	1,630	28,256
Bulgari	4,688	72,105
Capitalia	52,248	501,349
Enel	137,397	1,564,605
ENI	82,686	2,756,821
Fiat	17,487	519,549
Finmeccanica	9,559	296,136
Fondiaria-SAI	2,974	158,576
Gruppo Editoriale L'Espresso	5,319	27,875
Intesa Sanpaolo	30,410 [a]	246,605
Intesa Sanpaolo	225,983 [a]	1,905,976
Italcementi	2,055	66,160
Lottomatica	1,870 [a]	77,124
Luxottica Group	4,363	152,671
Mediaset	24,740	281,253
Mediobanca	15,685	365,402

Common Stocks (continued)	Shares	Value ($)
Italy (continued)		
Mediolanum	11,685	102,301
Pirelli & Co.	100,796	126,460
Seat Pagine Gialle	102,684	67,406
Snam Rete Gas	29,730	190,901
Telecom Italia	340,891	1,031,417
Telecom Italia (RNC)	186,686	458,603
Terna	38,048	142,693
Tiscali	8,086 [a]	30,248
UniCredito Italiano	248,162	2,567,188
Unione Di Banche Italiane SCPA	19,870	604,722
		17,264,526
Japan—20.6%		
77 Bank	12,000	79,026
Access	6 [a]	22,192
Acom	2,020	73,190
Aderans	1,000	22,425
Advantest	5,200	232,794
Aeon	20,400	375,549
Aeon Credit Service	2,160	36,004
Aiful	2,525	63,175
Aisin Seiki	5,800	192,192
Ajinomoto	18,800	232,355
Alfresa Holdings	700	43,111
All Nippon Airways	18,000	70,039
Alps Electric	6,000	62,457
Amada	12,000	134,755
Amano	1,800	23,753
Aoyama Trading	1,600	49,136
Arrk	1,500	17,673
Asahi Breweries	13,700	224,120
Asahi Glass	29,800	403,966
Asatsu-DK	1,000	31,965
Ashai Kasei	39,900	283,795
Asics	6,000	75,913
Astellas Pharma	17,079	750,301
Autobacs Seven	700	24,367

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Bank of Kyoto	10,000	116,313
Bank of Yokohama	38,000	280,775
Benesse	2,100	78,549
Bridgestone	19,500	397,326
Canon	33,850	1,911,949
Canon Marketing Japan	2,000	39,078
Casio Computer	7,800	158,278
Central Glass	6,000	42,023
Central Japan Railway	50	552,278
Chiba Bank	25,000	208,359
Chiyoda	5,000	115,686
Chubu Electric Power	21,200	682,984
Chugai Pharmaceutical	9,728	249,092
Circle K Sunkus	1,000	17,238
Citizen Holdings	10,400	93,379
COCA-COLA WEST HOLDINGS	1,600	34,944
COMSYS Holdings	3,000	33,689
Credit Saison	4,900	140,228
CSK HOLDINGS	2,100	81,536
Dai Nippon Printing	19,800	316,621
Daicel Chemical Industries	8,000	54,358
Daido Steel	10,200	59,405
Daifuku	2,000	25,438
Daiichi Sankyo	22,683	679,512
Daikin Industries	7,200	244,609
Daimaru	7,000	83,704
Dainippon Ink and Chemicals	18,000	67,930
Dainippon Screen Manufacturing	7,000	59,395
Daito Trust Construction	2,600	119,878
Daiwa House Industry	16,400	259,095
Daiwa Securities Group	43,000	484,674
Denki Kagaku Kogyo	13,600	59,746
Denso	15,500	551,232
Dentsu	55	156,939
Dowa Holdings	9,000	85,402
Dowa Holdings (Rights)	7,000 [b]	0

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
eAccess	41	25,560
East Japan Railway	109	887,469
Ebara	15,000	77,821
EDION	1,900	26,456
Eisai	8,100	386,344
Electric Power Development	5,080	223,596
Elpida Memory	2,900 [a]	123,761
FamilyMart	2,100	53,420
Fanuc	5,600	552,010
Fast Retailing	1,700	117,359
Fuji Electric Holdings	16,000	74,976
FUJI SOFT	1,100	31,756
Fuji Television Network	11	25,865
FUJIFILM Holdings	15,600	650,082
Fujikura	10,000	64,683
Fujitsu	57,800	365,648
Fukuoka Financial Group	21,000	159,910
Furukawa Electric	21,000	129,334
Glory	1,700	34,070
Goodwill Group	30	18,953
Gunma Bank	11,000	73,637
Gunze	5,000	28,618
Hakuhodo DY Holdings	700	47,739
Hankyu Department Stores	4,000	35,747
Hankyu Hashin Holdings	39,000	222,894
Haseko	32,500 [a]	108,510
Hikari Tsushin	700	28,116
Hino Motors	7,000	38,777
Hirose Electric	1,000	122,254
Hitachi	106,900	817,594
Hitachi Cable	5,000	29,371
Hitachi Capital	1,000	16,819
Hitachi Chemical	3,200	70,825
Hitachi Construction Machinery	3,500	110,414
Hitachi High-Technologies	1,600	41,772
Hokkaido Electric Power	5,800	147,542

20

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Hokuhoku Financial Group	38,000	124,012
Honda Motor	49,620	1,714,829
House Foods	3,220	54,697
Hoya Pentax HD Corp.	12,800	396,301
Ibiden	4,400	252,207
Index Holdings	27	9,252
INPEX Holdings	25	211,288
Isetan	5,400	88,927
Ishikawajima-Harima Heavy Industries	41,000	161,248
Ito En	1,600	53,554
Itochu	48,500	481,327
Itochu Techno-Solutions	800	36,685
Jafco	1,000	43,513
Japan Airlines	25,600	50,555
Japan Prime Realty Investment	21	95,946
Japan Real Estate Investment	12	161,667
Japan Retail Fund Investment	11	111,376
Japan Steel Works	12,000	143,090
Japan Tobacco	144	706,113
JFE Holdings	17,760	983,818
JGC	6,000	92,883
Joyo Bank	21,462	132,358
JS Group	8,124	184,567
JSR	5,500	124,032
JTEKT	5,900	110,836
Kajima	28,800	143,151
Kaken Pharmaceutical	2,000	15,464
Kamigumi	9,400	82,748
Kaneka	9,000	82,691
Kansai Electric Power	24,599	691,625
Kansai Paint	7,000	56,935
Kao	16,000	440,484
Katokichi	3,700	24,181
Kawasaki Heavy Industries	40,000	160,997
Kawasaki Kisen Kaisha	16,000	175,122
KDDI	76	599,707

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Keihin Electric Express Railway	15,000	115,727
Keio	19,000	134,028
Keisei Electric Railway	10,000	65,102
Keyence	1,214	271,437
Kikkoman	4,000	58,675
Kinden	5,000	47,362
Kintetsu	51,354	153,841
Kirin Holdings Company	25,000	378,645
KK DaVinci Advisors	26 [a]	26,543
Kobe Steel	90,000	320,070
Kokuyo	2,400	30,626
Komatsu	28,600	685,653
Komori	2,000	46,442
Konami	2,600	68,968
Konica Minolta Holdings	14,500	199,715
Kose	880	24,595
Kubota	35,000	333,877
Kuraray	11,500	128,564
Kurita Water Industries	4,200	105,435
Kyocera	5,200	507,795
Kyowa Hakko Kogyo	10,000	93,971
Kyushu Electric Power	12,200	345,057
Lawson	1,800	66,575
Leopalace21	4,000	131,877
Mabuchi Motor	1,100	68,667
Makita	4,000	152,964
Marubeni	48,000	290,800
Marui	10,600	126,485
Matsui Securities	2,900	21,646
Matsumotokiyoshi	1,100	25,911
Matsushita Electric Industrial	62,195	1,210,019
Matsushita Electric Works	10,000	113,803
Mediceo Paltac Holdings	5,600	102,623
Meiji Dairies	9,000	72,298
Meiji Seika Kaisha	9,000	42,852
Meitec	1,000	32,718

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Millea Holdings	22,900	852,726
Minebea	12,000	70,692
Mitsubishi	43,000	922,932
Mitsubishi Chemical Holdings	37,600	303,934
Mitsubishi Electric	62,000	605,447
Mitsubishi Estate	37,000	1,157,943
Mitsubishi Gas Chemical	12,000	104,732
Mitsubishi Heavy Industries	104,700	650,077
Mitsubishi Logistics	4,000	71,127
Mitsubishi Materials	30,000	147,860
Mitsubishi Rayon	17,000	119,208
Mitsubishi Tanabe Pharma Corporation	9,000	117,259
Mitsubishi UFJ Financial Group	273	2,855,529
Mitsubishi UFJ Securities	7,000	74,390
Mitsui & Co.	49,400	890,816
Mitsui Chemicals	20,000	167,022
Mitsui Engineering & Shipbuilding	20,000	90,540
Mitsui Fudosan	27,000	795,281
Mitsui Mining & Smelting	20,000	97,402
Mitsui OSK Lines	34,000	432,166
Mitsui Sumitomo Insurance	39,230	490,108
Mitsui Trust Holdings	20,380	185,715
Mitsukoshi	12,000	57,738
Mitsumi Electric	2,000	67,110
Mizuho Financial Group	302	1,829,614
Murata Manufacturing	6,500	483,536
Namco Bandai Holdings	6,650	108,566
NEC	62,800	335,270
NEC Electronics	1,100 [a]	27,154
NET One Systems	14	14,761
NGK Insulators	8,000	176,060
NGK Spark Plug	5,000	88,908
NHK Spring	6,000	51,914
Nichirei	7,000	42,115
Nidec	3,400	216,225
Nikko Cordial	26,500	385,398

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Nikon	9,600	222,518
Nintendo	3,150	992,406
Nippon Building Fund	14	227,271
Nippon Electric Glass	11,085	191,545
Nippon Express	25,000	155,851
Nippon Kayaku	4,000	32,300
Nippon Light Metal	20,400	56,503
Nippon Meat Packers	5,000	61,085
Nippon Mining Holdings	28,800	233,282
Nippon Oil	38,800	299,673
Nippon Paper Group	25	84,934
Nippon Sheet Glass	16,000	85,017
Nippon Shokubai	4,000	40,969
Nippon Steel	195,100	1,266,873
Nippon Telegraph & Telephone	166	827,882
Nippon Yusen	31,800	274,879
Nishi-Nippon City Bank	22,000	94,992
Nishimatsu Construction	6,000	18,727
Nissan Chemical Industries	6,000	68,432
Nissan Motor	72,100	733,036
Nisshin Seifun Group	5,300	57,388
Nisshin Steel	29,000	117,936
Nisshinbo Industries	5,000	65,227
Nissin Food Products	2,800	105,435
Nitori	1,000	48,031
Nitto Denko	5,000	222,585
NOK	4,300	80,239
Nomura Holdings	56,300	1,090,620
Nomura Real Estate Office Fund	8	99,745
Nomura Research Institute	3,500	94,306
NSK	13,000	126,731
NTN	13,000	108,347
NTT Data	38	187,289
NTT DoCoMo	596	1,022,384
NTT Urban Development	37	88,549
Obayashi	21,000	133,199

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Obic	200	37,253
Odakyu Electric Railway	20,000	140,413
OJI Paper	23,000	117,978
Oki Electric Industry	14,000 [a]	24,250
OKUMA	4,000	48,333
Okumura	5,000	28,032
Olympus	7,000	246,015
Omron	6,800	183,791
Onward Kashiyama	4,000	53,789
Oracle Japan	900	40,969
Oriental Land	1,700	96,163
ORIX	2,890	777,486
Osaka Gas	61,000	229,698
OSG	2,300	32,449
OTSUKA	400	38,860
Park24	2,800	35,239
Pioneer	5,900	75,734
Promise	2,700	81,561
QP	2,700	25,078
Rakuten	201	81,574
Resona Holdings	147	334,580
Ricoh	21,000	463,914
Rinnai	900	24,928
Rohm	3,400	309,259
Round One	9	18,752
Ryohin Keikaku	800	44,785
Sanken Electric	3,000	27,313
Sankyo	1,900	83,628
Santen Pharmaceutical	2,100	57,638
Sanwa Shutter	5,200	32,156
Sanyo Electric	45,000 [a]	72,298
Sapporo Hokuyo Holdings	11	106,774
Sapporo Holdings	9,000	64,767
SBI E*trade Securities	51	55,479
SBI Holdings	302	97,546
Secom	6,500	294,799

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Sega Sammy Holdings	5,584	127,095
Seiko Epson	4,600	140,111
Seino Holdings	4,000	37,622
Sekisui Chemical	15,000	117,234
Sekisui House	17,000	252,642
Seven & I Holdings	26,260	760,300
SFCG	130	22,920
Sharp	32,000	591,774
Shimachu	1,400	38,191
Shimamura	600	65,771
Shimano	2,100	69,236
Shimizu	19,000	118,765
Shin-Etsu Chemical	12,400	806,226
Shinko Electric Industries	2,700	65,520
Shinko Securities	16,000	73,369
Shinsei Bank	47,000	203,330
Shionogi & Co.	9,000	176,227
Shiseido	11,000	237,019
Shizuoka Bank	17,400	184,185
Showa Denko	32,000	105,502
Showa Shell Sekiyu	6,200	74,708
SMC	1,700	219,213
Softbank	23,600	512,464
Sojitz	24,000	91,578
Sompo Japan Insurance	28,000	344,186
Sony	31,880	1,712,645
Stanley Electric	4,500	90,185
SUMCO	3,200	140,312
Sumitomo	34,000	587,507
Sumitomo Bakelite	5,000	35,647
Sumitomo Chemical	46,000	306,397
Sumitomo Electric Industries	22,400	319,210
Sumitomo Heavy Industries	19,000	197,783
Sumitomo Metal Industries	130,000	665,746
Sumitomo Metal Mining	17,000	318,648
Sumitomo Mitsui Financial Group	208	1,827,539

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Sumitomo Osaka Cement	11,000	32,308
Sumitomo Realty & Development	12,000	446,843
Sumitomo Rubber Industries	5,000	53,973
Sumitomo Titanium	600	64,918
Sumitomo Trust & Banking	39,000	384,436
Suruga Bank	7,000	85,168
Suzuken	2,020	71,162
T & D Holdings	7,900	503,067
Taiheiyo Cement	29,000	125,217
Taisei	32,000	111,125
Taisho Pharmaceutical	5,000	98,531
Taiyo Nippon Sanso	9,000	78,775
Taiyo Yuden	3,100	68,612
Takara Holdings	5,000	37,237
Takashimaya	8,000	94,456
Takeda Pharmaceutical	28,300	1,842,383
Takefuji	3,490	117,399
TDK	4,100	355,776
Teijin	25,000	129,492
Terumo	5,300	215,096
THK	3,600	88,415
TIS	800	18,409
Tobu Railway	27,000	124,037
Toda	5,000	24,518
Toho	4,300	84,737
Toho Titanium	800	38,492
Tohoku Electric Power	13,700	328,442
Tokai Rika	1,600	37,019
Tokuyama	8,000	121,501
Tokyo Broadcasting System	500	16,987
Tokyo Electric Power	38,772	1,291,264
Tokyo Electron	5,100	356,772
Tokyo Gas	70,000	353,793
Tokyo Seimitsu	900	31,405
Tokyo Steel Manufacturing	3,500	51,312
Tokyo Style	2,000	23,865

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Tokyo Tatemono	11,000	155,374
Tokyu	32,820	240,304
Tokyu Land	13,000	148,705
TonenGeneral Sekiyu	10,000	108,113
Toppan Printing	17,000	173,549
Toray Industries	43,000	297,209
Toshiba	92,000	690,549
Tosoh	16,000	73,905
TOTO	8,000	75,980
Toyo Seikan Kaisha	4,600	91,804
Toyo Suisan Kaisha	3,000	59,872
Toyobo	18,200	55,435
Toyoda Gosei	1,900	47,299
Toyota Industries	6,100	289,419
Toyota Motor	91,614	5,611,602
Toyota Tsusho	6,300	153,935
Trend Micro	3,500	109,828
Ube Industries	32,600	104,479
Uni-Charm	1,400	82,942
Uniden	2,000	14,309
UNY	5,000	60,290
Ushio	3,100	61,089
USS	650	41,174
Wacoal Holdings	3,000	37,404
West Japan Railway	55	249,906
Yahoo! Japan	474	165,199
Yakult Honsha	3,400	91,327
Yamada Denki	2,700	251,688
Yamaha	5,600	130,036
Yamaha Motor	5,500	146,354
Yamato Holdings	11,400	165,794
Yamazaki Baking	3,000	27,990
Yaskawa Electric	5,000	57,696
Yokogawa Electric	7,400	109,850
Zeon	5,000	51,797
		92,597,846

Common Stocks (continued)	Shares	Value ($)
Luxembourg−.0%		
Oriflame Cosmetics	1,080	**57,072**
Netherlands−4.0%		
ABN AMRO Holding	57,627	2,825,767
Aegon	46,521	966,946
Akzo Nobel	8,676	696,344
Arcelor Mittal	25,197	1,364,500
ASML Holding	15,558 a	424,443
Corio	1,285	114,341
Corporate Express	2,895	39,193
European Aeronautic Defence and Space	10,485	339,419
Fugro	2,039	111,337
Getronics	2,893 a	26,729
Hagemeyer	18,394	87,861
Heineken	7,850	421,461
ING Groep	59,528	2,732,942
Koninklijke Ahold	49,710 a	636,355
Koninklijke DSM	4,733	226,659
Koninklijke Philips Electronics	37,138	1,534,714
OCE	2,320	43,852
Qiagen	3,966 a	71,122
Randstad Holdings	1,523	119,993
Reed Elsevier	22,751	428,793
Rodamco Europe	1,627	241,096
Royal KPN	61,606	1,050,960
Royal Numico	5,516	305,334
SBM Offshore	4,619	166,798
STMicroelectronics	21,867	429,739
TNT	13,936	631,246
Unilever	54,518	1,673,333
Vedior	5,819	155,494
Wereldhave	597	86,657
Wolters Kluwer	9,440	280,597
		18,234,025
New Zealand−.1%		
Auckland International Airport	28,102	51,778
Contact Energy	8,448	57,178

Common Stocks (continued)	Shares	Value ($)
New Zealand (continued)		
Fisher & Paykel Appliances Holdings	7,958	20,871
Fisher & Paykel Healthcare	14,548	40,315
Fletcher Building	15,773	133,591
Kiwi Income Property Trust (Units)	22,811	27,455
Sky City Entertainment Group	12,291	44,106
Sky Network Television	4,754	21,474
Telecom of New Zealand	64,771	232,427
Tower	4,708 [a]	7,730
Vector	3,522	7,484
Warehouse Group	2,700	13,962
		658,371
Norway−.9%		
Acergy	6,146 [a]	134,342
Aker Kvaerner	5,745	136,927
DET Norske Oljeselskap	21,040 [a]	41,745
DNB NOR	21,498	309,058
Frontline	1,500	57,000
Marine Harvest	76,864 [a]	83,231
Norsk Hydro	22,567	791,146
Norske Skogindustrier	5,956	91,833
Ocean RIG	5,000 [a]	33,881
Orkla	30,020	483,563
Petroleum Geo-Services	5,719 [a]	159,626
Prosafe Se	7,268	113,285
Schibsted	1,430	65,641
SeaDrill	7,680 [a]	127,584
Statoil	20,328	576,786
Stolt-Nielsen	950	28,992
Storebrand	8,940	152,950
Tandberg	4,665	99,813
Telenor	23,421	438,109
TGS-NOPEC Geophysical	3,654 [a]	84,786
Tomra Systems	6,385	52,015
Yara International	6,246	184,050
		4,246,363

Common Stocks (continued)	Shares	Value ($)
Portugal−.3%		
Banco BPI	9,520	81,852
Banco Comercial Portugues, Cl. R	69,918	294,850
Banco Espirito Santo	6,241	125,376
Brisa-Auto Estradas de Portugal	9,992	132,411
Cimpor-Cimentos de Portugal	7,964	72,930
Energias de Portugal	62,564	342,391
Jeronimo Martins	1,205	34,551
Portugal Telecom	24,574	351,136
PT Multimedia Servicos de Telecomunicacoes e Multimedia	2,390	39,989
Sonae	27,207	74,262
Sonae Industria	2,150 a	27,464
		1,577,212
Singapore−1.0%		
Allgreen Properties	26,000	31,309
Ascendas Real Estate Investment Trust	25,700	43,969
Capitacommercial Trust	38,000	70,514
CapitaLand	38,000	212,542
CapitaMall Trust	36,000	94,282
Chartered Semiconductor Manufacturing	24,000 a	22,425
City Developments	16,000	169,507
ComfortDelgro	49,700	74,892
Cosco Singapore	22,000	40,969
Creative Technology	750	4,491
DBS Group Holdings	36,059	505,400
Fraser & Neave	26,150	92,920
Haw Par	1,658	8,510
Jardine Cycle & Carriage	4,422	38,700
Keppel	18,500	260,512
Keppel Land	10,000	58,235
Neptune Orient Lines	14,000	33,164
Noble Group	29,000	30,342
Olam International	23,000	47,825
Oversea-Chinese Banking	79,942	473,434
Parkway Holdings	27,000	70,356
SembCorp Industries	23,254	74,672

Common Stocks (continued)	Shares	Value ($)
Singapore (continued)		
SembCorp Marine	15,000	35,731
Singapore Airlines	19,000	227,545
Singapore Exchange	25,000	121,735
Singapore Land	5,000	34,546
Singapore Petroleum	3,000	9,515
Singapore Post	31,000	24,479
Singapore Press Holdings	47,075	135,058
Singapore Technologies Engineering	41,000	97,124
Singapore Telecommunications	228,951	500,176
SMRT	8,000	9,844
STATS ChipPAC	47,000	56,906
Suntec Real Estate Investment Trust	43,000	57,722
United Overseas Bank	37,112	522,601
UOL Group	15,111 [a]	48,325
Venture	7,000	72,317
Want Want Holdings	14,000	28,140
Wing Tai Holdings	16,000	35,375
		4,476,109
Spain—3.9%		
Abertis Infraestructuras	6,873	220,897
Acciona	871	195,838
Acerinox	5,729	136,201
ACS-Actividades de Construccion y Servicios	8,031	501,434
Altadis	8,329	548,458
Antena 3 de Television	2,241	48,292
Banco Bilbao Vizcaya Argentaria	112,798	2,717,060
Banco Popular Espanol	27,184	541,280
Banco Santander Central Hispano	188,630	3,395,539
Cintra Concesiones de Infraestructuras de Transporte	6,164	110,958
Ebro Puleva	2,437	56,707
Endesa	23,582	1,293,134
Fomento de Construcciones y Contratas	1,442	135,003
Gamesa Corp Tecnologica	5,197	181,145
Gas Natural SDG	5,772	292,092
Grupo Ferrovial	1,979	216,337
Iberdrola	29,203	1,454,679

Common Stocks (continued)	Shares	Value ($)
Spain (continued)		
Iberia Lineas Aereas de Espana	15,888	82,179
Inditex	6,773	419,468
Indra Sistemas	3,965	98,214
Mapfre	18,874	98,912
NH Hoteles	2,704	60,927
Promotora de Informaciones	2,270	51,241
Repsol YPF	26,737	884,501
Sacyr Vallehermoso	3,126	164,804
Sociedad General de Aguas de Barcelona, Cl. A	1,687	61,610
Sogecable	1,167 a	47,748
Telefonica	141,621	3,191,008
Union Fenosa	4,113	225,764
Zeltia	4,464 a	38,686
		17,470,116
Sweden—2.6%		
Alfa Laval	3,001	184,757
Assa Abloy, Cl. B	10,182	229,948
Atlas Copco, Cl. A	10,432	401,210
Atlas Copco, Cl. B	6,544	238,022
Axfood	920	37,371
Billerud	1,600	24,388
Boliden	8,757	221,263
Castellum	4,400	67,230
D Carnegie	3,042	60,764
Electrolux, Ser. B	8,491	222,770
Elekta, Cl. B	2,800	49,669
Eniro	4,973	66,718
Fabege	2,623	70,381
Getinge, Cl. B	5,400	124,367
Hennes & Mauritz, Cl. B	15,126	1,006,769
Hoganas, Cl. B	800	24,089
Holmen, Cl. B	1,632	73,227
Husqvarna, Cl. B	8,720	160,859
Kungsleden	3,880	63,044
Lundin Petroleum	6,300 a	70,435
Modern Times Group, Cl. B	1,823	107,206

Common Stocks (continued)	Shares	Value ($)
Sweden (continued)		
Nobia AB	5,130	70,354
Nordea Bank	66,067	1,150,302
OMX	2,650	63,797
Sandvik	32,221	623,205
SAS	2,050 [a]	46,755
Scania, Cl. B	3,252	312,676
Securitas Direct, Cl. B	8,604 [a]	26,934
Securitas Systems, Cl. B	8,604 [a]	32,065
Securitas, Cl. B	10,298	158,115
Skandinaviska Enskilda Banken, Cl. A	14,376	531,464
Skanska, Cl. B	12,125	283,769
SKF, Cl. B	13,073	288,904
Ssab Svenskt Stal, Ser. A	5,015	179,792
Ssab Svenskt Stal, Ser. B	2,100	70,435
Svenska Cellulosa, Cl. B	6,022	311,946
Svenska Handelsbanken, Cl. A	15,782	484,634
Swedish Match	9,138	169,592
Tele2, Cl. B	9,915	171,080
Telefonaktiebolaget LM Ericsson, Cl. B	471,141	1,826,033
Telelogic	8,000 [a]	20,870
TeliaSonera	64,142	523,493
Trelleborg, Cl. B	2,370	73,661
Volvo	14,365	286,942
Volvo	34,745	681,087
Wihlborgs Fastigheter	1,068	23,244
		11,915,636
Switzerland—6.7%		
ABB	65,969	1,339,389
Adecco	4,250	294,087
Ciba Specialty Chemicals	2,335	154,899
Clariant	7,547 [a]	125,710
Compagnie Financiere Richemont, Cl. A	16,626	1,010,622
Credit Suisse Group	36,628	2,897,276
Geberit	120 [a]	214,502
Givaudan	191	179,968
Holcim	6,404	691,507

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Kudelski	991 [a]	38,352
Kuehne & Nagel International	1,711	157,247
Kuoni Reisen Holding	115	72,334
Logitech International	5,440 [a]	149,220
Lonza Group	1,188	116,861
Micronas Semiconductor	647 [a]	13,431
Nestle	12,718	5,056,319
Nobel Biocare Holding	761	275,907
Novartis	73,901	4,314,515
OC Oerlikon	203 [a]	110,105
Phonak Holding	1,439	128,195
PSP Swiss Property	1,591 [a]	95,326
Rieter Holding	140	77,675
Roche Holding	22,300	4,217,171
Schindler Holding	1,768	113,769
SGS	131	167,509
Straumann Holding	254	74,619
Sulzer	121	160,337
Swatch Group	1,511	88,466
Swatch Group	1,042	300,502
Swiss Reinsurance	10,732	1,015,658
Swisscom	654	231,152
Syngenta	3,330 [a]	666,166
Synthes	1,443	189,538
UBS	63,483	4,163,984
Zurich Financial Services	4,602	1,346,239
		30,248,557
United Kingdom—22.5%		
3i Group	14,931	345,776
Aegis Group	29,253	82,487
Aggreko	7,330	83,147
Alliance Boots	26,287	589,636
Amec	11,745	131,956
Amvescap	24,016	284,470
Anglo American	45,146	2,409,713
ARM Holdings	45,028	121,700

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Arriva	6,689	101,835
AstraZeneca	48,651	2,665,875
Aviva	81,525	1,288,814
BAE Systems	102,766	940,259
Balfour Beatty	15,102	141,646
Barclays	206,673	3,009,140
Barratt Developments	7,889	172,000
BBA Aviation	14,166	80,598
Bellway	3,418	103,831
Berkeley Group Holdings	2,791 [a]	97,399
BG Group	108,412	1,575,854
BHP Billiton	75,450	1,703,533
Biffa	9,792	64,354
Bovis Homes Group	4,104	92,661
BP	617,148	6,979,420
British Airways	17,860 [a]	181,444
British American Tobacco	49,215	1,526,535
British Land	16,076	473,563
British Sky Broadcasting	36,508	418,971
Brixton	8,939	85,853
BT Group	263,894	1,680,615
Bunzl	11,539	165,074
Burberry Group	14,478	201,099
Cable & Wireless	100,100	376,680
Cadbury Schweppes	66,731	888,790
Capita Group	19,617	277,727
Carnival	5,509	277,889
Carphone Warehouse Group	12,921	79,111
Cattles	12,255	98,124
Centrica	116,667	902,369
Charter	5,799 [a]	120,200
Close Brothers Group	4,855	94,960
Cobham	33,190	139,408
Collins Stewart	6,581 [a]	33,528
Compass Group	66,827	486,584

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Cookson Group	7,232	95,528
CSR	4,563 [a]	69,623
Daily Mail & General Trust, Cl. A	9,411	157,933
Davis Service Group	5,968	75,967
De La Rue	4,670	66,589
Diageo	86,472	1,831,340
DSG International	57,545	185,371
Electrocomponents	15,554	96,151
EMAP	7,632	122,103
EMI Group	26,556	123,371
Enterprise Inns	18,378	234,905
Experian Group	31,637	359,686
First Choice Holidays	15,603	89,077
Firstgroup	13,042	173,493
FKI	21,364	51,697
Friends Provident	61,676	233,710
Galiform	17,330 [a]	57,311
Gallaher Group	20,332	463,535
GKN	22,911	176,988
GlaxoSmithKline	182,660	5,293,090
Great Portland Estates	5,174	74,202
Group 4 Securicor	35,244	163,274
Hammerson	9,166	280,935
Hanson	22,846	390,180
Hays	43,341	147,565
HBOS	119,462	2,582,169
HMV Group	13,620	31,267
Home Retail Group	28,545	256,531
HSBC Holdings	367,114	6,818,191
ICAP	14,711	148,614
IMI	10,594	121,481
Imperial Chemical Industries	37,075	394,519
Imperial Tobacco Group	21,581	943,017
Inchcape	14,453	165,336
Intercontinental Hotels Group	11,340	276,027

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
International Power	47,820	414,769
Intertek Group	5,315	100,133
Invensys	25,145 [a]	168,333
Investec	11,146	159,153
ITV	180,100	430,621
J Sainsbury	45,148	517,357
Johnson Matthey	6,873	217,362
Kelda Group	10,863	201,504
Kesa Electricals	18,689	126,889
Kingfisher	75,482	411,346
Ladbrokes	19,033	155,903
Land Securities Group	14,961	587,465
Legal & General Group	208,368	644,642
Liberty International	8,227	198,914
Lloyds TSB Group	178,981	2,081,178
LogicaCMG	42,840	157,639
London Stock Exchange Group	5,370	133,863
Man Group	57,337	647,860
Marks & Spencer Group	53,819	798,614
Meggitt	23,721	145,584
Michael Page International	11,674	135,226
Misys	15,287	76,542
Mitchells & Butlers	20,100	317,645
National Express Group	4,590	113,089
National Grid	86,492	1,360,417
Next	7,097	333,392
Old Mutual	166,585	596,663
PartyGaming	25,846 [a]	24,810
Pearson	24,961	429,387
Persimmon	9,154	245,666
Premier Farnell	12,140	52,956
Provident Financial	7,607	117,869
Prudential	77,797	1,165,312
Punch Taverns	8,663	226,206
Rank Group	11,389	45,496

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Reckitt Benckiser	19,366	1,065,437
Reed Elsevier	39,075	498,560
Rentokil Initial	55,085	191,406
Resolution	22,052	286,434
Reuters Group	40,558	386,521
Rexam	19,079	201,329
Rio Tinto	32,624	2,004,921
Rolls-Royce Group	56,678 [a]	543,785
Royal Bank of Scotland Group	100,315	3,871,869
Royal Dutch Shell, Cl. A	117,566	4,114,501
Royal Dutch Shell, Cl. B	87,626	3,110,490
SABMiller	28,744	684,056
Sage Group	42,253	223,417
Schroders	3,970	102,815
Scottish & Newcastle	25,762	316,849
Scottish & Southern Energy	27,421	825,294
Serco Group	13,960	137,984
Severn Trent	7,051	209,684
Signet	50,005	123,865
Slough Estates	15,114	233,645
Smith & Nephew	30,192	379,093
Smiths Group	18,262	397,363
SSL International	6,600	57,515
Stagecoach Group	30,330	113,122
Standard Life	67,479	438,581
Tate & Lyle	14,605	183,057
Taylor Woodrow	18,981	185,692
Tesco	252,862	2,348,588
Tomkins	27,946	148,662
Travis Perkins	3,827	153,969
Trinity Mirror	9,063	97,663
Tullet Prebon	6,581 [a]	66,529
Unilever	39,609	1,249,325
United Business Media	8,315	135,441
United Utilities	27,183	407,171

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Vodafone Group	1,673,603	4,802,880
Whitbread	6,388	242,457
William Hill	10,714	129,009
Wimpey (George)	13,023	152,879
Wolseley	21,014	509,761
WPP Group	36,572	545,613
Xstrata	19,523	1,024,881
Yell Group	24,132	235,086
		101,002,408
Total Common Stocks		
(cost $296,175,141)		**436,357,692**

Preferred Stocks–.3%	Shares	Value ($)
Germany–.3%		
Henkel	1,912	301,647
Porsche	245	412,505
ProSieben Sat.1 Media	2,639	96,522
RWE	1,279	126,166
Volkswagen	3,377	343,537
		1,280,377
Italy–.0%		
Unipol	31,396	**117,188**
Total Preferred Stocks		
(cost $720,460)		**1,397,565**

Short-Term Investments–.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.89%, 6/14/07		
(cost $661,031)	665,000 ^c	**661,183**

Other Investment—1.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $8,570,000)	8,570,000 d	**8,570,000**
Total Investments (cost $306,126,632)	**98.9%**	**446,986,440**
Cash and Receivables (Net)	**1.1%**	**4,767,755**
Net Assets	**100.0%**	**451,754,195**

^a *Non-income producing security.*
^b *The value of this security has been determined in good faith under the direction of the Board of Directors.*
^c *All or partially held by a broker as collateral for open financial futures positions.*
^d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	15.4	Transportation	2.4
Materials	8.2	Food Retail	2.1
Capital Goods	8.0	Short-Term/Money	
Energy	6.7	Market Investments	2.0
Pharmaceuticals & Biotechnology	5.8	Media	1.8
Diversified Financials	5.5	Retailing	1.6
Telecommunications	5.2	Hotels, Restaurants & Leisure	1.2
Utilities	5.2	Software & Services	1.2
Food, Beverage & Tobacco	5.0	Commercial &	
Insurance	4.8	Professional Services	1.0
Automobiles & Components	3.9	Health Care	.8
Technology Hardware & Equipment	3.5	Household & Personal Products	.8
Real Estate	3.2	Semiconductors & Equipment	.6
Consumer Durables	3.0		**98.9**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2007 ($)
Financial Futures Long				
DJ Euro Stoxx 50	86	5,094,966	June 2007	103,424
FTSE 100	34	4,397,570	June 2007	26,695
TOPIX	25	3,556,337	June 2007	(36,891)
				93,228

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	297,556,632	438,416,440
Affiliated issuers	8,570,000	8,570,000
Cash		1,175,729
Cash denominated in foreign currencies	1,168,256	1,172,337
Dividends and interest receivable		2,211,139
Receivable for shares of Common Stock subscribed		781,513
Receivable for investment securities sold		165,446
Unrealized appreciation on forward currency exchange contracts–Note 4		111,303
Receivable for futures variation margin–Note 4		45,598
		452,649,505
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		218,408
Payable for shares of Common Stock redeemed		545,233
Payable for investment securities purchased		83,042
Unrealized depreciation on forward currency exchange contracts–Note 4		48,627
		895,310
Net Assets ($)		**451,754,195**
Composition of Net Assets ($):		
Paid-in capital		320,570,429
Accumulated undistributed investment–net		2,099,251
Accumulated net realized gain (loss) on investments		(11,951,360)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $93,228 net unrealized appreciation on financial futures)		141,035,875
Net Assets ($)		**451,754,195**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		22,199,069
Net Asset Value, offering and redemption price per share–Note 3(c) ($)		**20.35**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Dividends (net of $446,575 foreign taxes withheld at source):	
Unaffiliated issuers	5,357,666
Affiliated issuers	188,321
Interest	14,701
Total Income	**5,560,688**
Expenses:	
Management fee—Note 3(a)	691,904
Shareholder servicing costs—Note 3(b)	494,217
Loan commitment fees—Note 2	4,342
Total Expenses	**1,190,463**
Investment Income—Net	**4,370,225**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	1,441,388
Net realized gain (loss) on forward currency exchange contracts	218,862
Net realized gain (loss) on financial futures	342,954
Net Realized Gain (Loss)	**2,003,204**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and forward currency exchange contracts (including $130,366 net unrealized appreciation on financial futures)	50,123,106
Net Realized and Unrealized Gain (Loss) on Investments	**52,126,310**
Net Increase in Net Assets Resulting from Operations	**56,496,535**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Operations ($):		
Investment income–net	4,370,225	6,461,955
Net realized gain (loss) on investments	2,003,204	5,625,158
Net unrealized appreciation (depreciation) on investments	50,123,106	50,959,372
Net Increase (Decrease) in Net Assets Resulting from Operations	**56,496,535**	**63,046,485**
Dividends to Shareholders from ($):		
Investment income–net	**(7,690,026)**	**(4,095,715)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	116,618,868	170,511,526
Dividends reinvested	6,942,005	3,605,156
Cost of shares redeemed	(76,221,671)	(78,133,042)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**47,339,202**	**95,983,640**
Total Increase (Decrease) in Net Assets	**96,145,711**	**154,934,410**
Net Assets ($):		
Beginning of Period	355,608,484	200,674,074
End of Period	**451,754,195**	**355,608,484**
Undistributed investment income–net	2,099,251	5,419,052
Capital Share Transactions (Shares):		
Shares sold	6,126,798	10,355,730
Shares issued for dividends reinvested	371,051	234,572
Shares redeemed	(4,026,989)	(4,728,362)
Net Increase (Decrease) in Shares Outstanding	**2,470,860**	**5,861,940**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	18.03	14.47	12.57	10.91	8.89	10.60
Investment Operations:						
Investment income−net [a]	.21	.38	.29	.25	.18	.15
Net realized and unrealized gain (loss) on investments	2.49	3.45	1.88	1.72	2.04	(1.73)
Total from Investment Operations	2.70	3.83	2.17	1.97	2.22	(1.58)
Distributions:						
Dividends from investment income−net	(.38)	(.27)	(.27)	(.31)	(.20)	(.13)
Net asset value, end of period	20.35	18.03	14.47	12.57	10.91	8.89
Total Return (%)	15.17[b]	26.83	17.40	18.40	25.49	(15.12)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.30[b]	.60	.60	.60	.60	.60
Ratio of net investment income to average net assets	1.10[b]	2.30	2.07	2.07	1.98	1.44
Portfolio Turnover Rate	.86[b]	4.12	3.46	14.80	11.37	24.12
Net Assets, end of period ($ x 1,000)	451,754	355,608	200,674	117,116	91,731	82,091

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus International Stock Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to match the performance of the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index (EAFE). The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the fund's Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Financial futures are valued at the last sales price on the principle exchange.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income is determined on the basis of coupon interest accrued, adjusted for accretion of discount and amortization of premium on debt securities.

Pursuant to a securities lending agreement with Mellon Bank, N.A, an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy at origination all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. Accordingly, no provision for income tax is required.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has unused capital loss carryover of $7,146,950 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $2,075,999 of the carryover expires in fiscal 2010, $4,292,311 expires in fiscal 2011 and $778,640 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $4,095,715. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .35% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, commitment fees, interest, Shareholder Services Plan fees, fees and expenses of non-interested Board Members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board Members (including counsel fees). Each Board member also serves as a Board Member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Currently, the Company and 13 other funds (comprised of 41 portfolios) in the Dreyfus Family of Funds pay each Board member their respective allocated portion of an annual retainer of $85,000, and an attendance fee of $10,000 for each regularly scheduled Board meetings, an attendance fee of $2,000 for each separate in-person committee meeting that is not held in conjunction with a regularly scheduled Board meeting and an attendance fee of $1,000 for each Board meetings and separate committee meetings that are conducted by telephone. The Chairman of the Board receives an additional 25% of such compensation and the Audit Committee Chairman receives an additional $15,000 per annum. The Company also reimburses each Board member for travel and out of pocket expenses in connection with attending Board or committee meetings. Subject to the Company's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the Company's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services, a fee at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, the fund was charged $494,217 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $127,405, and shareholder services plan fees $91,003.

(c) A 2% redemption fee is charged and retained by the fund on certain shares redeemed within 60 days of purchase subject to exceptions described in the fund's current prospectus. During the period April 30, 2007, redemption fees charged and received by the fund amounted to $5,415.

(d) Pursuant to an exemptive order from the SEC, the fund invests it's available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, forward currency exchange contracts and financial futures, during the period ended April 30, 2007, amounted to $39,748,938 and $3,331,630, respectively.

The fund may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound,				
Expiring 6/14/2007	1,966,370	3,886,197	3,931,403	45,206
Euro,				
Expiring 6/14/2007	3,402,790	4,585,244	4,651,341	66,097
Japanese Yen,				
Expiring 6/14/2007	470,439,000	4,006,719	3,958,092	(48,627)
Total				**62,676**

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open as of April 30, 2007, are set forth in the Statement of Financial Futures.

At April 30, 2007, accumulated net unrealized appreciation on investments was $140,859,808, consisting of $144,140,832 gross unrealized appreciation and $3,281,024 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investments).

At a meeting of the fund's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return was in the fourth quintile of the Performance Group, and in the third quintile of the Performance Universe, for the one period ended December 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest fees and expenses of the non-interested directors and of independent counsel to the fund, and extraordinary expenses. The Board noted that the fund's total expense ratio was in the first quintile of the Expense Group and the second quintile of the Expense Universe (the first quintile represents the funds with the lowest fees).

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's perfromance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus International Stock Index Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02109

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DIISX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0079SA0407

Dreyfus
S&P 500
Index Fund

SEMIANNUAL REPORT April 30, 2007



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus S&P 500 Index Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus S&P 500 Index Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced a total return of 8.34%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced an 8.60% return for the same period.[2,3]

Despite occasional bouts of volatility during the reporting period, the U.S. stock market advanced in an environment of robust corporate earnings, subdued inflation and stable interest rates. The difference in returns between the fund and the S&P 500 Index was primarily the result of transaction costs and operating expenses that are not reflected in the S&P 500 Index's results.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 500 Index by generally investing in all 500 stocks in the S&P 500 Index in proportion to their respective weighting. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

What other factors influenced the fund's performance?

During the reporting period, U.S. economic growth slowed gradually, led by weakness in the housing market. In contrast to the United States, many international economies have flourished during the reporting period, most notably China, Europe, Australia and New Zealand.

These trends suggest that the United States may have passed the baton in driving the growth of the global economy, at least temporarily, to other countries.

In this environment, U.S. stocks posted generally favorable returns over the first few months of the reporting period, fueled by rising mergers-and-acquisitions activity, strong corporate earnings, low unemployment, stable interest rates and subdued inflation. Turmoil in Chinese equity markets and the U.S. sub-prime mortgage market in late February produced heightened volatility in the U.S. financial markets, but the decline proved to be short-lived. The stock market rallied strongly in late March and April, and the S&P 500 Index ended the reporting period just shy of the all-time high set in March 2000.

Energy stocks ranked among the stronger contributors to the S&P 500 Index's results for the reporting period. Integrated energy producers and oil services providers fared especially well, largely because they were able to offset the effects of volatile oil prices with more consistent results from their natural gas and chemicals divisions. In addition, oil refineries benefited from a scarcity of capacity. Utilities stocks also fared well during the reporting period, due to greater demand for electric power in a moderately growing economy.

A number of insurance companies, asset management firms and mutual fund companies within the financials sector contributed positively to the performance of the S&P 500 Index. Insurance companies posted generally strong returns due to greater pricing power and a lack of catastrophic claims compared to previous reporting periods. In addition, many insurance companies achieved higher sales of variable annuity products, life insurance and directors-and-officers liability insurance. Banks generally benefited from good results produced by their international operations and credit card businesses, while asset management firms gained value amid robust stock market trading volumes and increased mergers-and-acquisitions activity.

Within the information technology sector, some of the larger integrated technology companies rallied on the strength of improved business-to-business sales, while companies of personal computers and electronic consumer products benefited from pricing concessions extracted from its suppliers. In the consumer discretionary sector, media stocks gained value in an improving environment for their television news, film and publishing divisions, while consumer staples stocks benefited from good performance among beverage producers and a long-awaited spin-off in the food-and-tobacco industry.

On the other hand, relatively few industry groups detracted from the S&P 500 Index's overall return during the reporting period. Automobile manufacturers disappointed due to shrinking domestic auto and weakness. Other laggards included air and ground freight companies, which suffered in a slowing U.S. economy.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index by maintaining an asset allocation that closely approximates that of the S&P 500 Index. In our view, an investment in a broadly diversified index fund, such as Dreyfus S&P 500 Index Fund, may help investors in their efforts to manage stock market risk by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

May 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *"Standard & Poor's®," "S&P®," "Standard & Poor's 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus S&P 500 Index Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 2.58
Ending value (after expenses)	$1,083.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 2.51
Ending value (after expenses)	$1,022.32

† *Expenses are equal to the fund's annualized expense ratio of .50%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

April 30, 2007 (Unaudited)

Common Stocks–100.2%	Shares	Value ($)
Consumer Discretionary–10.3%		
Abercrombie & Fitch, Cl. A	24,900	2,033,334
Amazon.com	87,800 a,b	5,384,774
Apollo Group, Cl. A	39,500 a,b	1,868,350
AutoNation	42,500 b	868,700
AutoZone	14,000 b	1,862,560
Bed Bath & Beyond	80,000 b	3,259,200
Best Buy	114,225	5,328,596
Big Lots	30,900 a,b	994,980
Black & Decker	18,500 a	1,678,320
Brunswick	25,600	838,656
Carnival	124,900	6,106,361
CBS, Cl. B	208,312	6,618,072
Centex	33,700 a	1,508,749
Circuit City Stores	40,200	701,490
Clear Channel Communications	140,100	4,963,743
Coach	104,500 b	5,102,735
Comcast, Cl. A	877,927 b	23,405,536
D.R. Horton	77,100 a	1,710,078
Darden Restaurants	40,950	1,698,606
Dillard's, Cl. A	17,200	595,636
DIRECTV Group	218,700 b	5,213,808
Dollar General	88,108	1,881,106
Dow Jones & Co.	18,400 a	668,472
E.W. Scripps, Cl. A	23,600	1,021,880
Eastman Kodak	81,200 a	2,022,692
Family Dollar Stores	42,800	1,362,752
Federated Department Stores	129,700	5,696,424
Ford Motor	534,192 a	4,294,904
Fortune Brands	43,000	3,444,300
Gannett	66,300 a	3,783,078
Gap	148,725	2,669,614
General Motors	159,700 a	4,987,431
Genuine Parts	48,100	2,376,621
Goodyear Tire & Rubber	50,900 a,b	1,692,934
H & R Block	91,000	2,057,510
Harley-Davidson	72,700 a	4,603,364

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Harman International Industries	18,500 a	2,254,965
Harrah's Entertainment	52,600	4,486,780
Hasbro	45,400	1,435,094
Hilton Hotels	109,800	3,733,200
Home Depot	576,103	21,817,021
Host Hotels & Resorts	147,000	3,769,080
IAC/InterActiveCorp	61,300 a,b	2,336,756
International Game Technology	95,500	3,642,370
Interpublic Group of Cos.	132,300 a,b	1,677,564
J.C. Penney	63,500 a	5,022,215
Johnson Controls	55,500	5,679,315
Jones Apparel Group	30,600	1,021,734
KB Home	21,700	957,187
Kohl's	92,300 b	6,833,892
Leggett & Platt	50,100	1,178,352
Lennar, Cl. A	38,900	1,661,419
Limited Brands	96,500	2,660,505
Liz Claiborne	29,200	1,305,824
Lowe's Cos.	429,800	13,134,688
Marriott International, Cl. A	93,100	4,209,051
Mattel	111,000	3,141,300
McDonald's	339,700	16,400,716
McGraw-Hill Cos.	100,200	6,566,106
Meredith	11,000	637,120
New York Times, Cl. A	40,600 a	950,040
Newell Rubbermaid	78,362	2,403,363
News, Cl. A	662,300	14,828,897
NIKE, Cl. B	106,700 a	5,746,862
Nordstrom	64,600	3,547,832
Office Depot	78,000 b	2,622,360
OfficeMax	21,200 a	1,043,464
Omnicom Group	47,200	4,942,312
Polo Ralph Lauren	17,300	1,593,503
Pulte Homes	60,000 a	1,614,000
RadioShack	38,400 a	1,116,288
Sears Holdings	23,462 b	4,479,130

8

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Sherwin-Williams	31,500	2,008,755
Snap-On	16,600	904,700
Stanley Works	23,413	1,364,510
Staples	202,375	5,018,900
Starbucks	212,000 b	6,576,240
Target	242,400	14,391,288
Tiffany & Co.	38,200	1,821,758
Time Warner	1,077,050 a	22,219,542
TJX Cos	128,500	3,583,865
Tribune	50,200 a	1,646,560
VF	25,400 a	2,230,374
Viacom, Cl. B	195,412 b	8,060,745
Walt Disney	578,200	20,225,436
Wendy's International	24,500	923,650
Whirlpool	22,246 a	2,358,743
Wyndham Worldwide	53,354 b	1,846,048
Yum! Brands	74,420	4,603,621
		384,540,406
Consumer Staples—9.5%		
Altria Group	592,400	40,828,208
Anheuser-Busch Cos.	215,300	10,590,607
Archer-Daniels-Midland	184,260	7,130,862
Avon Products	124,472	4,953,985
Brown-Forman, Cl. B	22,200	1,419,246
Campbell Soup	61,600	2,408,560
Clorox	42,700	2,864,316
Coca-Cola	568,600	29,675,234
Coca-Cola Enterprises	78,600	1,724,484
Colgate-Palmolive	144,900	9,815,526
ConAgra Foods	142,600	3,505,108
Constellation Brands, Cl. A	59,500 b	1,333,395
Costco Wholesale	127,700	6,840,889
CVS	434,774	15,756,209
Dean Foods	36,400	1,326,052
Estee Lauder Cos., Cl. A	32,800 a	1,686,576
General Mills	97,400	5,834,260

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
H.J. Heinz	91,700	4,319,987
Hershey	48,900 a	2,687,544
Kellogg	70,800	3,746,028
Kimberly-Clark	128,800	9,166,696
Kraft Foods, Cl. A	462,683	15,486,000
Kroger	199,800	5,896,098
McCormick & Co.	36,700	1,362,304
Molson Coors Brewing, Cl. B	13,200 a	1,244,496
Pepsi Bottling Group	37,100	1,217,251
PepsiCo	462,300	30,553,407
Procter & Gamble	890,665	57,278,666
Reynolds American	48,400 a	3,110,184
Safeway	124,300	4,512,090
Sara Lee	207,000	3,396,870
SUPERVALU	58,614	2,690,383
SYSCO	174,200	5,703,308
Tyson Foods, Cl. A	71,200 a	1,492,352
UST	45,300 a	2,567,604
Wal-Mart Stores	694,100	33,261,272
Walgreen	282,500	12,401,750
Whole Foods Market	39,700	1,857,563
Wm. Wrigley Jr.	61,600	3,627,008
		355,272,378
Energy—10.2%		
Anadarko Petroleum	130,764	6,101,448
Apache	93,450	6,775,125
Baker Hughes	90,390	7,266,452
BJ Services	82,800	2,373,048
Chesapeake Energy	115,600 a	3,901,500
Chevron	609,126	47,383,912
ConocoPhillips Unscd. Notes	464,080	32,183,948
Consol Energy	51,500	2,156,305
Devon Energy	125,500	9,145,185
El Paso	197,075	2,956,125
ENSCO International	42,600 a	2,401,788
EOG Resources	68,900 a	5,060,016

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Exxon Mobil	1,607,076	127,569,693
Halliburton	258,000	8,196,660
Hess	76,300	4,330,025
Kinder Morgan	30,300	3,228,768
Marathon Oil	97,675	9,918,896
Murphy Oil	53,000 a	2,938,320
Nabors Industries	78,600 b	2,524,632
National Oilwell Varco	49,600 b	4,208,560
Noble	38,000	3,199,980
Occidental Petroleum	236,600	11,995,620
Peabody Energy	74,700 a	3,584,106
Rowan Cos.	31,200	1,143,168
Schlumberger	332,700	24,563,241
Smith International	56,300 a	2,952,372
Spectra Energy	177,186 a	4,624,555
Sunoco	34,200	2,583,126
Transocean	82,700 b	7,128,740
Valero Energy	170,500	11,974,215
Weatherford International	95,500 b	5,012,795
Williams Cos.	168,800	4,979,600
XTO Energy	103,900	5,638,653
		380,000,577
Financial−21.7%		
ACE	92,200	5,482,212
Aflac	138,800	7,125,992
Allstate	174,700	10,887,304
Ambac Financial Group	28,850 a	2,648,430
American Express	336,600	20,421,522
American International Group	734,379	51,340,436
Ameriprise Financial	67,560	4,017,793
AON	84,175	3,261,781
Apartment Investment & Management, Cl. A	27,500	1,520,750
Archstone-Smith Trust	62,200	3,241,242
Assurant	28,300	1,628,099
AvalonBay Communities	22,400	2,738,624
Bank of America	1,262,414	64,256,872

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Bank of New York	213,400	8,638,432
BB & T	153,000	6,367,860
Bear Stearns Cos.	33,772	5,258,300
Boston Properties	33,600	3,950,016
Capital One Financial	115,900	8,606,734
CB Richard Ellis Group, Cl. A	52,700 [b]	1,783,895
Charles Schwab	289,900	5,542,888
Chicago Mercantile Exchange Holdings, Cl. A	9,800	5,064,150
Chubb	115,300	6,206,599
Cincinnati Financial	48,785	2,207,033
CIT Group	54,600	3,256,890
Citigroup	1,383,817	74,200,268
Comerica	44,500 [a]	2,754,995
Commerce Bancorp/NJ	52,900 [a]	1,768,976
Compass Bancshares	36,800	2,509,024
Countrywide Financial	166,500 [a]	6,173,820
Developers Diversified Realty	35,800	2,330,580
E*TRADE FINANCIAL	120,600 [b]	2,662,848
Equity Residential	83,000 [a]	3,853,690
Fannie Mae	273,200	16,096,944
Federated Investors, Cl. B	25,100	957,816
Fifth Third Bancorp	156,967	6,371,291
First Horizon National	35,400 [a]	1,388,034
Franklin Resources	47,300	6,210,963
Freddie Mac	195,600	12,670,968
Genworth Financial, Cl. A	124,400	4,539,356
Goldman Sachs Group	116,100	25,380,621
Hartford Financial Services Group	90,400	9,148,480
Hudson City Bancorp	139,700 [a]	1,860,804
Huntington Bancshares/OH	66,474 [a]	1,474,393
Janus Capital Group	53,600	1,341,072
JPMorgan Chase & Co.	980,441	51,080,976
KeyCorp	111,700	3,985,456
Kimco Realty	63,800 [a]	3,066,866
Legg Mason	37,100	3,679,949

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Lehman Brothers Holdings	148,500 a	11,179,080
Lincoln National	78,100 a	5,556,815
Loews	127,300	6,023,836
M & T Bank	21,700	2,416,078
Marsh & McLennan Cos.	156,000	4,954,560
Marshall & Ilsley	72,200	3,467,044
MBIA	38,000	2,643,280
Mellon Financial	117,400	5,039,982
Merrill Lynch & Co.	249,600	22,521,408
MetLife	212,500	13,961,250
MGIC Investment	23,400 a	1,441,674
Moody's	66,000 a	4,363,920
Morgan Stanley	300,460	25,241,645
National City	167,200 a	6,111,160
Northern Trust	53,200	3,348,940
Plum Creek Timber	50,000	1,985,000
PNC Financial Services Group	97,700	7,239,570
Principal Financial Group	75,600	4,799,844
Progressive	210,100	4,847,007
ProLogis	72,300	4,685,040
Prudential Financial	132,400	12,578,000
Public Storage	34,600 a	3,228,872
Regions Financial	206,533 a	7,247,243
Safeco	29,800	1,988,852
Simon Property Group	62,500	7,205,000
SLM	115,900	6,238,897
Sovereign Bancorp	101,930 a	2,473,841
Starwood Hotels & Resorts Worldwide	60,600	4,061,412
State Street	94,200	6,487,554
SunTrust Banks	100,300	8,467,326
Synovus Financial	92,150	2,908,254
T. Rowe Price Group	74,900	3,721,032
Torchmark	27,700	1,891,910
Travelers Cos.	190,712	10,317,519
U.S. Bancorp	499,953	17,173,386

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Unum Group	96,695	2,405,772
Vornado Realty Trust	36,800	4,365,584
Wachovia	537,981	29,879,465
Washington Mutual	250,974 a	10,535,889
Wells Fargo & Co.	953,700	34,228,293
XL Capital, Cl. A	51,100	3,984,778
Zions Bancorporation	31,000	2,535,800
		806,713,856
Health Care—12.2%		
Abbott Laboratories	435,600	24,663,672
Aetna	145,716	6,831,166
Allergan	43,400	5,260,080
AmerisourceBergen	53,500	2,674,465
Amgen	329,512 b	21,134,899
Applera—Applied Biosystems Group	51,800	1,618,232
Barr Pharmaceuticals	30,100 b	1,455,636
Bausch & Lomb	15,300	900,099
Baxter International	183,400	10,385,942
Becton, Dickinson & Co.	69,000	5,429,610
Biogen Idec	96,685 b	4,564,498
Biomet	69,175	2,988,360
Boston Scientific	334,310 b	5,161,746
Bristol-Myers Squibb	570,000	16,450,200
C.R. Bard	29,100	2,419,083
Cardinal Health	113,025	7,906,099
Celgene	106,600 b	6,519,656
CIGNA	27,500 a	4,278,725
Coventry Health Care	45,000 b	2,602,350
Eli Lilly & Co.	278,500	16,467,705
Express Scripts	38,300 b	3,659,565
Forest Laboratories	89,700 b	4,772,937
Genzyme	74,400 b	4,859,064
Gilead Sciences	131,200 b	10,721,664
Hospira	44,070 b	1,787,039
Humana	47,100 b	2,978,604
IMS Health	55,100	1,616,083
Johnson & Johnson	816,918	52,462,474

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
King Pharmaceuticals	68,666 [b]	1,404,220
Laboratory Corp. of America Holdings	34,500 [b]	2,723,430
Manor Care	20,600	1,336,734
McKesson	83,377	4,905,069
Medco Health Solutions	81,291 [b]	6,342,324
MedImmune	67,100 [a,b]	3,803,228
Medtronic	325,100	17,207,543
Merck & Co.	611,500	31,455,560
Millipore	15,200 [a,b]	1,122,216
Mylan Laboratories	69,100	1,515,363
Patterson Cos.	39,300 [a,b]	1,417,158
PerkinElmer	34,400	832,480
Pfizer	2,000,409	52,930,822
Quest Diagnostics	44,800	2,190,272
Schering-Plough	419,900	13,323,427
St. Jude Medical	97,200 [b]	4,159,188
Stryker	84,200	5,467,948
Tenet Healthcare	133,150 [a,b]	987,973
Thermo Fisher Scientific	118,600 [b]	6,174,316
UnitedHealth Group	382,300	20,284,838
Varian Medical Systems	36,300 [b]	1,532,223
Waters	28,700 [b]	1,705,641
Watson Pharmaceuticals	28,900 [b]	788,970
WellPoint	172,900 [b]	13,653,913
Wyeth	380,000	21,090,000
Zimmer Holdings	66,920 [b]	6,054,922
		456,979,431
Industrial−11.0%		
3M	207,200	17,149,944
Allied Waste Industries	72,000 [b]	962,640
American Standard Cos.	49,300	2,714,458
Avery Dennison	25,900	1,610,980
Boeing	222,798	20,720,214
Burlington Northern Santa Fe	101,300	8,867,802
C.H. Robinson Worldwide	48,900	2,614,194
Caterpillar	182,300	13,238,626

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Cintas	38,300	1,435,101
Cooper Industries, Cl. A	51,500	2,562,640
CSX	123,300	5,322,861
Cummins	29,400	2,709,504
Danaher	67,200	4,783,968
Deere & Co.	64,000	7,001,600
Dover	57,800	2,781,336
Eaton	41,300	3,684,373
Emerson Electric	225,200	10,582,148
Equifax	35,200	1,400,960
FedEx	86,720	9,143,757
Fluor	24,800	2,371,376
General Dynamics	114,500	8,988,250
General Electric	2,902,600	106,989,836
Goodrich	35,400	2,012,136
Honeywell International	225,825	12,235,199
Illinois Tool Works	116,700 [a]	5,987,877
Ingersoll-Rand, Cl. A	86,900 [a]	3,880,085
ITT Industries	51,300	3,273,453
L-3 Communications Holdings	35,100	3,156,543
Lockheed Martin	100,200	9,633,228
Masco	110,500	3,006,705
Monster Worldwide	36,300 [b]	1,526,415
Norfolk Southern	112,100	5,968,204
Northrop Grumman	98,890	7,282,260
Paccar	70,074 [a]	5,884,815
Pall	34,700	1,455,665
Parker Hannifin	32,650	3,008,371
Pitney Bowes	62,200	2,985,600
R.R. Donnelley & Sons	61,600	2,476,320
Raytheon	125,900	6,740,686
Robert Half International	47,400	1,578,420
Rockwell Automation	46,800	2,786,472
Rockwell Collins	47,500	3,119,325
Ryder System	17,100	900,144
Southwest Airlines	222,518	3,193,133

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Terex	29,000 b	2,257,650
Textron	35,400	3,599,118
Tyco International	558,071	18,209,857
Union Pacific	76,400	8,728,700
United Parcel Service, Cl. B	301,000	21,199,430
United Technologies	281,100	18,870,243
W.W. Grainger	20,200	1,668,924
Waste Management	150,500	5,630,205
		409,891,751
Information Technology—15.0%		
ADC Telecommunications	33,071 b	608,506
Adobe Systems	166,100 b	6,903,116
Advanced Micro Devices	156,600 a,b	2,164,212
Affiliated Computer Services, Cl. A	27,900 b	1,671,489
Agilent Technologies	113,916 b	3,915,293
Altera	100,600	2,267,524
Analog Devices	94,200	3,638,004
Apple Computer	243,300 b	24,281,340
Applied Materials	394,300	7,578,446
Autodesk	65,400 b	2,699,058
Automatic Data Processing	155,400	6,955,704
Avaya	127,980 b	1,653,501
BMC Software	57,600 b	1,864,512
Broadcom, Cl. A	133,150 b	4,334,032
CA	116,129	3,165,677
Ciena	23,999 b	699,811
Cisco Systems	1,704,900 b	45,589,026
Citrix Systems	51,000 b	1,662,600
Cognizant Technology Solutions, Cl. A	40,300 b	3,602,820
Computer Sciences	48,900 b	2,715,906
Compuware	91,500 b	903,105
Convergys	38,600 b	975,036
Corning	443,100 b	10,510,332
Dell	641,200 b	16,164,652
eBay	320,700 b	10,884,558
Electronic Arts	87,500 b	4,410,875

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Electronic Data Systems	145,200	4,245,648
EMC/Massachusetts	595,100 b	9,033,618
Fidelity National Information Services	45,900	2,319,327
First Data	212,546	6,886,490
Fiserv	48,150 b	2,560,136
Google, Cl. A	61,400 b	28,942,732
Hewlett-Packard	755,466	31,835,337
Intel	1,627,900	34,999,850
International Business Machines	425,000	43,439,250
Intuit	96,700 b	2,751,115
Jabil Circuit	52,100	1,213,930
JDS Uniphase	59,600 a,b	982,208
Juniper Networks	160,700 b	3,593,252
KLA-Tencor	56,400	3,133,020
Lexmark International, Cl. A	27,100 a,b	1,476,950
Linear Technology	84,500 a	3,161,990
LSI	217,400 a,b	1,847,900
Maxim Integrated Products	90,500 a	2,870,660
Micron Technology	213,100 a,b	2,444,257
Microsoft	2,432,400	72,826,056
Molex	40,000	1,195,200
Motorola	674,695	11,692,464
National Semiconductor	80,100 a	2,106,630
NCR	50,500 b	2,545,200
Network Appliance	104,700 b	3,895,887
Novell	95,700 a,b	698,610
Novellus Systems	35,500 a,b	1,149,135
NVIDIA	100,400 b	3,302,156
Oracle	1,126,300 b	21,174,440
Paychex	95,775	3,553,253
PMC-Sierra	60,000 a,b	463,800
QLogic	44,900 b	802,812
QUALCOMM	467,600	20,480,880
SanDisk	64,200 a,b	2,789,490
Sanmina-SCI	149,600 b	516,120

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Solectron	255,200 [a,b]	854,920
Sun Microsystems	1,016,400 [b]	5,305,608
Symantec	260,939 [b]	4,592,526
Tektronix	23,100	678,909
Tellabs	123,400 [b]	1,310,508
Teradyne	53,600 [a,b]	935,320
Texas Instruments	407,400	14,002,338
Unisys	97,500 [b]	764,400
VeriSign	69,200 [b]	1,892,620
Western Union	217,946	4,587,763
Xerox	267,900 [b]	4,956,150
Xilinx	93,700 [a]	2,762,276
Yahoo!	344,600 [b]	9,662,584
		561,054,860
Materials−3.0%		
Air Products & Chemicals	61,100	4,674,150
Alcoa	245,448	8,710,949
Allegheny Technologies	28,777	3,153,383
Ashland	15,700	941,215
Ball	29,100 [a]	1,475,079
Bemis	29,500	979,990
Dow Chemical	270,763	12,078,737
E.I. du Pont de Nemours & Co.	260,812	12,824,126
Eastman Chemical	23,600	1,597,720
Ecolab	50,200	2,158,098
Freeport-McMoRan Copper & Gold, Cl. B	105,821 [a]	7,106,938
Hercules	32,900 [b]	619,836
International Flavors & Fragrances	22,000	1,070,740
International Paper	127,753	4,818,843
MeadWestvaco	51,511	1,718,407
Monsanto	153,428	9,050,718
Newmont Mining	127,325	5,309,453
Nucor	85,000	5,394,100
Pactiv	37,500 [a,b]	1,296,750
PPG Industries	46,300 [a]	3,406,754

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Praxair	90,400	5,835,320
Rohm & Haas	40,215	2,057,802
Sealed Air	45,564	1,499,056
Sigma-Aldrich	37,300 [a]	1,569,584
Temple-Inland	29,700	1,759,428
United States Steel	33,400	3,391,436
Vulcan Materials	26,800 [a]	3,314,356
Weyerhaeuser	59,600	4,721,512
		112,534,480
Telecommunication Services–3.6%		
Alltel	101,700	6,375,573
AT & T	1,762,585	68,247,291
CenturyTel	31,400	1,445,970
Citizens Communications	95,600 [a]	1,488,492
Embarq	42,442	2,548,218
Qwest Communications International	442,800 [a,b]	3,932,064
Sprint Nextel	819,345	16,411,480
Verizon Communications	821,356	31,359,372
Windstream	134,523	1,966,726
		133,775,186
Utilities–3.7%		
AES	187,500 [b]	4,123,125
Allegheny Energy	46,400 [b]	2,480,544
Ameren	58,300 [a]	3,064,831
American Electric Power	111,960	5,622,631
CenterPoint Energy	90,366 [a]	1,701,592
CMS Energy	63,000	1,166,760
Consolidated Edison	72,700	3,726,602
Constellation Energy Group	51,000	4,545,120
Dominion Resources/VA	98,508	8,983,930
DTE Energy	50,000 [a]	2,529,500
Duke Energy	354,872 [a]	7,281,973
Dynergy Cl. A	113,546 [b]	1,068,468
Edison International	92,000	4,816,200
Entergy	56,000	6,335,840

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Exelon	189,150	14,263,802
FirstEnergy	90,102	6,166,581
FPL Group	114,500	7,370,365
Integrys Energy	21,174	1,187,861
KeySpan	49,600	2,053,936
Nicor	12,700 [a]	650,748
NiSource	77,300	1,900,807
PG & E	99,000	5,009,400
Pinnacle West Capital	28,200	1,361,778
PPL	108,700	4,740,407
Progress Energy	72,569	3,668,363
Public Service Enterprise Group	71,300	6,163,885
Questar	24,300	2,360,259
Sempra Energy	74,166	4,708,058
Southern	211,300	7,985,027
TECO Energy	59,200 [a]	1,062,640
TXU	129,594	8,498,775
Xcel Energy	115,110 [a]	2,773,000
		139,372,808
Total Common Stocks		
(cost $2,335,478,788)		**3,740,135,733**

Short-Term Investments−.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
4.82%, 7/12/07	750,000 [c]	742,890
4.85%, 7/5/07	1,500,000 [c]	1,487,130
Total Short-Term Investments		
(cost $2,229,635)		**2,230,020**

Other Investment−1.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $36,656,000)	36,656,000 [d]	**36,656,000**

Investment of Cash Collateral for Securities Loaned—3.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $132,396,855)	132,396,855 d	**132,396,855**
Total Investments (cost $2,506,761,278)	**104.8%**	**3,911,418,608**
Liabilities, Less Cash and Receivables	**(4.8%)**	**(179,749,711)**
Net Assets	**100.0%**	**3,731,668,897**

a   *All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on loan is $153,898,055 and the total market value of the collateral held by the fund is $161,398,298, consisting of cash collateral of $132,396,855, U.S. Government and agency securities valued at $25,026,314, and Letters of Credit valued at $3,975,129.*

b   *Non-income producing security.*

c   *All or partially held by a broker as collateral for open financial futures positions.*

d   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	21.7	Short-Term/Money	
Information Technology	15.0	Market Investments	4.6
Health Care	12.2	Utilities	3.7
Industrial	11.0	Telecommunication Services	3.6
Consumer Discretionary	10.3	Materials	3.0
Energy	10.2		
Consumer Staples	9.5		**104.8**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 4/30/2007 ($)
Financial Futures Long				
Standard & Poor's 500	117	43,535,700	June 2007	**252,425**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $153,898,055)–Note 1(b):		
Unaffiliated issuers	2,337,708,423	3,742,365,753
Affiliated issuers	169,052,855	169,052,855
Cash		2,252,726
Dividends and interest receivable		3,211,128
Receivable for shares of Common Stock subscribed		2,660,551
		3,919,543,013
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		1,539,252
Liability for securities on loan–Note 1(b)		132,396,855
Payable for shares of Common Stock redeemed		53,539,763
Payable for futures variation margin–Note 4		397,961
Interest payable–Note 2		285
		187,874,116
Net Assets ($)		**3,731,668,897**
Composition of Net Assets ($):		
Paid-in capital		2,383,399,651
Accumulated undistributed investment–net		15,976,759
Accumulated net realized gain (loss) on investments		(72,617,268)
Accumulated net unrealized appreciation (depreciation) on investments (including $252,425 net unrealized appreciation on financial futures)		1,404,909,755
Net Assets ($)		**3,731,668,897**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		88,911,728
Net Asset Value, offering and redemption price per share–Note 3(c) ($)		**41.97**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	36,166,583
Affiliated issuers	951,794
Interest	191,238
Income from securities lending	92,530
Total Income	**37,402,145**
Expenses:	
Management fee–Note 3(a)	4,596,170
Shareholder servicing costs–Note 3(b)	4,596,170
Loan commitment fees–Note 2	42,139
Interest expense–Note 2	286
Total Expenses	**9,234,765**
Investment Income–Net	**28,167,380**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(25,292,566)
Net realized gain (loss) on financial futures	5,976,544
Net Realized Gain (Loss)	**(19,316,022)**
Net unrealized appreciation (depreciation) on investments [including ($3,017,125) net unrealized (depreciation) on financial futures]	288,379,136
Net Realized and Unrealized Gain (Loss) on Investments	**269,063,114**
Net Increase in Net Assets Resulting from Operations	**297,230,494**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Operations ($):		
Investment income—net	28,167,380	49,810,697
Net realized gain (loss) on investments	(19,316,022)	189,411,217
Net unrealized appreciation (depreciation) on investments	288,379,136	267,236,870
Net Increase (Decrease) in Net Assets Resulting from Operations	**297,230,494**	**506,458,784**
Dividends to Shareholders from ($):		
Investment income—net	(50,050,073)	(44,603,659)
Net realized gain on investments	(119,861,285)	–
Total Dividends	**(169,911,358)**	**(44,603,659)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	402,280,607	810,152,140
Dividends reinvested	166,653,657	43,610,140
Cost of shares redeemed	(621,574,222)	(969,588,784)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(52,639,958)**	**(115,826,504)**
Total Increase (Decrease) in Net Assets	**74,679,178**	**346,028,621**
Net Assets ($):		
Beginning of Period	3,656,989,719	3,310,961,098
End of Period	**3,731,668,897**	**3,656,989,719**
Undistributed investment income—net	15,976,759	37,859,452
Capital Share Transactions (Shares):		
Shares sold	9,905,225	21,471,151
Shares issued for dividends reinvested	4,147,395	1,190,232
Shares redeemed	(15,273,185)	(25,791,107)
Net Increase (Decrease) in Shares Outstanding	**(1,220,565)**	**(3,129,724)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	40.57	35.50	33.30	30.91	26.01	31.08
Investment Operations:						
Investment income−net [a]	.31	.54	.56	.39	.35	.32
Net realized and unrealized gain (loss) on investments	2.99	5.01	2.16	2.35	4.86	(5.08)
Total from Investment Operations	3.30	5.55	2.72	2.74	5.21	(4.76)
Distributions:						
Dividends from investment income−net	(.56)	(.48)	(.52)	(.35)	(.31)	(.31)
Dividends from net realized gain on investments	(1.34)	−	−	−	−	−
Total Distributions	(1.90)	(.48)	(.52)	(.35)	(.31)	(.31)
Net asset value, end of period	41.97	40.57	35.50	33.30	30.91	26.01
Total Return (%)	8.34[b]	15.79	8.20	8.93	20.22	(15.54)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.25[b]	.50	.50	.50	.52	.50
Ratio of net investment income to average net assets	.76[b]	1.45	1.60	1.21	1.27	1.05
Portfolio Turnover Rate	2.27[b]	5.04	7.24	1.87	2.17	4.42
Net Assets, end of period ($ x 1,000)	3,731,669	3,656,990	3,310,961	3,116,177	2,803,280	2,185,380

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus S&P 500 Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to match the performance of the Standard & Poor's 500 Composite Stock Price Index. The Dreyfus Corporation ("the Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the fund's Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principal exchange.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, is determined on the basis of coupon interest accrued, adjusted for, accretion of discount and amortization of premium on debt securities.

Pursuant to a securities lending agreement with Mellon Bank N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy that at origination all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, if any, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. Accordingly, no provision for income tax is required.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006, were as follows: ordinary income $44,603,659. The tax character of current year distributions will be determined at the end of current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2007, was approximately $10,200 with a related weighted average annualized interest rate of 5.62%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, interest, commitment fees, Shareholder Services Plan fees, fees and expenses of non-interested Board members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fees in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees). Currently, the Company and 13 other funds (comprised of 41 portfolios) in the Dreyfus Family of Funds pay each Board member their respective allocated portion of an annual retainer of $85,000, and an attendance fee of $10,000 for each regularly scheduled Board meeting, an attendance fee of $2,000 for each separate in-person committee meeting that is not held in conjunction with a regularly scheduled Board meeting, and an attendance fee of $1,000 for each Board meeting and separate committee meetings that are conducted by telephone. The Chairman of the Board receives an additional 25% of such compensation and the Audit Committee Chairman receives an additional $15,000 per annum. The Company also reimburses each Board member for travel and out of pocket expenses in connection with attending Board or committee meetings. Subject to the Company's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the Company's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services a fee, at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period April 30, 2007, the fund was charged $4,596,170 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $769,626 and shareholder services plan fees $769,626.

(c) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within 30 days of purchase subject to exceptions described in the fund's current prospectus. During the period ended April 30, 2007, redemption fees charged and received by the fund amounted to $8,255.

(d) Pursuant to an exemptive order from SEC, the fund invests it's available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures during the period ended April 30, 2007, amounted to $82,715,980 and $171,206,116, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open as of April 30, 2007, are set forth in the Statement of Financial Futures.

At April 30, 2007, accumulated net unrealized appreciation on investments was $1,404,657,330, consisting of $1,553,065,923 gross unrealized appreciation and $148,408,593 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis

on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked in the third quintile of its Performance Group and its Performance Universe for the one-, two-, three, and four-year periods ended December 31, 2006. The Board further noted that the fund's total return was at the median of the Performance Group average for the one- and two-year period ended December 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest fees and expenses of the non-interested directors and of independent counsel to the fund, and extraordinary expenses. The Board noted that the fund's total expense ratio was at the median of the Expense Group and below the median of the Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on assets increasing significantly. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's total return.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus S&P 500
Index Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: PEOPX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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